Yamana Gold Inc.

2021
Notice of Annual Meeting of Shareholders
Management Information Circular

What's Inside

Notice of our 2021 Annual Meeting of Shareholders

When April 29, 2021 11 a.m. (Toronto time)	Where Virtual only meeting via live webcast online at: https://web.lumiagm.com/499574952

Important

We recognize that COVID-19 is a global pandemic, and will be holding our 2021 annual meeting as a live webcast. Turn to page 8 of our 2021 management information circular to find out how the annual meeting will work, and how you can participate.

You have received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 12, 2021 (the record date set by the board of directors), and are entitled to vote at our 2021 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail, however a Yamana employee may also contact you.

This year, with the continuing public health crisis resulting from the global spread of the novel coronavirus (COVID-19), in order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will again hold our annual meeting in a virtual only format, which will be conducted via live audio and video webcast. Shareholders will have an equal opportunity to participate at the annual meeting online regardless of their geographic location. At the annual meeting, shareholders will have the opportunity to ask questions and vote on all matters put before the meeting. We encourage shareholders to participate in the annual meeting. You will find important information and detailed instructions about how to participate in our virtual annual meeting in this management information circular.

Information in this circular is as of March 23, 2021, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 23, 2021, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary

Yamana Gold Inc.
Toronto, Ontario
March 23, 2021

Message from the President and Chief Executive Officer

Working with tenacity is one of Yamana’s core values, and I can state unequivocally that our people showed remarkable tenacity last year in the face of the uncertainty caused by the pandemic. They went the extra mile in support of their colleagues and communities, and drove our strong operational, financial and safety performance.

Strong operational, financial and safety performance
Production exceeded our original guidance and was in line with the plus or minus three percent variance range of our revised guidance. Production at Jacobina, Canadian Malartic, El Peñón and Minera Florida all came in well above plan.

Operating earnings surged to $702.4 million in 2020, a 96 percent year-over-year increase, and we were able to generate higher operating earnings in spite of temporary suspensions at Canadian Malartic and Cerro Moro due to government-ordered restrictions on the mining sector related to COVID-19.

Our total recordable injury rate improved to 0.49, a 14 percent decrease from 2019. We also successfully completed our first year of implementation of objectives associated with the Mining Association of Canada’s Towards Sustainable Mining Framework, a globally recognized sustainability program that supports mining companies in managing key environmental and social risks.

Jacobina continues to outperform
Jacobina continues to be a standout performer, consistently exceeding expectations. The operation posted record full-year production in 2020 and increased year-on-year production for the seventh year in a row. Jacobina also replaced 2020 depletion of gold mineral reserves, added 300,000 ounces of new mineral reserves, and increased mineral resources in the measured and indicated and inferred categories.

Canadian Malartic exceeds production guidance
Production at Canadian Malartic of 284,317 ounces in 2020 (50 percent basis) exceeded our revised guidance by nearly 10,000 ounces. Currently, in the open pit, mining is transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production. To help facilitate this transition, we optimized the design of the Barnat pit, adding 290,000 ounces to mineral reserves (100 percent basis), which will help fill the production gap between 2026 and 2029 as the operation completes the transition to underground mining.

Odyssey underground a world-quality project
I have never been as excited about a project as I am about our Odyssey underground project in Quebec’s Abitibi District. It will be a modernized electric underground operation, which will greatly reduce its carbon footprint. Together with our recently acquired Wasamac project, which is just 100 kilometres west of Canadian Malartic, it will create a production pipeline in Quebec that will last for generations.

El Peñón replaces gold mineral reserves for third straight year
El Peñón had another strong year, producing 216,749 GEO, well above our original and our revised guidance. It also replaced gold mineral reserve depletion for the third straight year in 2020, unlocking opportunities to incrementally increase production by leveraging the operation’s excess processing capacity.

Yamana has always prioritized the health and safety of its workers and communities, environmental protection, and supporting the development of sustainable communities where it operates. The adoption of a board approved climate strategy this year, which sets clear, science-based targets, underscores this commitment to ESG excellence and is a natural extension of our business approach.

Firmly committed to Cerro Moro
We are investing heavily in exploration drilling on Cerro Moro’s large mine property and surrounding area, which together exceed 300,000 hectares. The operation was significantly impacted by COVID-19 due to inter-provincial travel restrictions in Argentina, which impacted mine employees travelling from within and outside of Santa Cruz Province. The restrictions—which followed a three-week, government-ordered suspension on mining in Argentina in early spring—were particularly stringent in December and resulted in lower than planned production for the quarter and for the year. However, unlike many other mining operations in Argentina, Cerro Moro was able to operate continuously through December and production in the fourth quarter was the highest of the year.

Momentum at Minera Florida continues
Minera Florida sustained the momentum generated in 2019, exceeding full year 2020 production guidance and posting outstanding fourth quarter results. It also continued to generate robust exploration results, which we expect will drive incremental production growth and support a low-cost opportunity to increase capacity at the mine’s existing processing plant.

Mineral reserves and resources replaced depletion
We increased our mineral reserves in 2020, ending the year with 13.81 million ounces of gold. Measured and indicated gold mineral resources climbed to 14.60 million ounces, and inferred gold mineral resources rose to 15.71 million ounces. With the

MARA project, silver mineral reserves increased to 113.80 million ounces, and we added 6.70 billion pounds of copper (56.25 percent basis).

Long-term upside
Strong earnings and cash flows have strengthened our balance sheet, further increasing our financial flexibility to pursue our growth initiatives and increase shareholder returns. Looking ahead, we see steady state production of 1 million GEO per year for the next several years, with excellent long-term upside potential from our robust project pipeline, and potential for further upside from our generative exploration properties.

Well-positioned to thrive
I would like to thank our employees for their dedication and commitment through one of the most challenging years in living memory. Yamana is well-positioned to thrive, both near term and long term, underpinned by our outstanding asset portfolio, a robust balance sheet, strong ESG performance, and most of all, our talented and tenacious people.

Sincerely,

“Daniel Racine”

Daniel Racine
President and Chief Executive Officer
Yamana Gold Inc.

Message from the Executive Chairman

We will remember 2020 as a year in which we experienced a great deal of uncertainty, with the COVID-19 pandemic testing the strength and resilience of countries, communities and businesses around the world. While we were not exempted, our people rose to the challenge, exemplifying the courage, commitment and compassion that underpin our culture and values. We remain saddened by the loss of life and health and financial harm brought on by the pandemic. We are, however, grateful that we were able to prevent harm to people we employ and in local communities and financially remain comparatively unscathed.

Increased financial flexibility
The strength and resilience of our business was evident in our financial results and strategic advances in 2020. We had a very strong year for cash flows, further strengthening our cash position and financial resilience. We continued to optimize our portfolio, monetizing certain assets including a large portion of our stake in certain public companies which we owned as a result of the sale of non-core assets and a royalty portfolio.

We are prudently advancing key projects, maintaining capital discipline and consistently raising our dividend, including a 50 percent increase in the fourth quarter of 2020.

We have a best-in-class balance sheet and the financial flexibility to meet our three capital allocation objectives:
•a continued focus on financial strength and resilience with increasing liquidity
•investing in targeted growth opportunities particularly at our current operations as well as exploration to ensure our future, and
•maximizing returns by paying, maintaining and increasing dividends.

Outstanding mix of advanced and early stage projects
We announced the approval for construction of the Odyssey project earlier this year in a decision that marks the beginning of the transition of Canadian Malartic from an open pit mine to an underground operation. Ore from the upper zones will be transported to surface via ramp, with first production expected in 2023. Ore from the lower zones will be transported to surface via shaft and is expected to begin by 2027. Cash flows derived from the approximately 932,000 ounces that are expected to be mined from the upper zones during the transition period will be used to fund ongoing construction. When fully ramped in 2029, Odyssey is expected to produce an average of approximately 545,000 ounces of gold per year through 2039, with total cash costs of approximately $630 per ounce. The current plan only factors in half of the project’s 14.4 million ounces of mineral resources, meaning there is excellent potential to add more production and extend mine life significantly beyond 2039.

El Peñón is emblematic of the strength, resilience and strategic know-how that sets Yamana apart. It has implemented a number of successful strategic transformations through the years. In its 22nd year of production, El Peñón continues to replace mineral reserve depletion—a feat that it accomplished yet again in 2020—and generate new discoveries. We regularly cycle El Peñón’s people to our other operations and bring employees from other operations to El Peñón to further embed the operation’s can-do spirit, grit and tenacity across the company. El Peñón will continue to be an integral part of our production platform, and an important part of our 10-year base case production outlook for 1 million GEO per year through 2030.

With the acquisition of Monarch Gold Corporation, the Wasamac project was added to our pipeline, a high-quality underground project located in Quebec’s Abitibi District, a region where we have deep operational and technical expertise. Wasamac has proven and probable mineral reserves of 1.8 million ounces of gold that are supported by a feasibility level study completed in 2018.

Gold price resilience
Many of the factors that positively impacted gold in 2020 were in place before the onset of the global pandemic: geopolitical uncertainty, socio-economic imbalances, global trade tensions, low interest rates and elevated levels of government debt. These issues remain and some, notably government debt, were exacerbated by the pandemic as governments around the world added double-digit trillions in stimulus spending to combat economic disruption wrought by the pandemic.

Debt-to-GDP levels are at unprecedented levels, yet stimulus spending is likely to persist as central banks endeavour to manage the economy. At the same time, as the pandemic subsides, pent-up demand for everything from cars and other luxury items to travel to simply enjoying an evening out again will drive an inflationary cycle in what is sure to remain a low interest rate environment. All of that is supportive of gold. While we may see the price of gold fluctuate near term, as experienced in early 2021, the underlying fundamentals support a higher gold price longer term. Ultimately, more investors will recognize this and the sector rotation that began in the latter half of 2019 will accelerate.

Following the money
While we believe investors, specialists and generalists alike, will increase their exposure to gold equities, we also believe that it is our obligation to seek out investors wherever they may be. That is why we listed on the London Stock Exchange last October. There are large pools of investor capital in the United Kingdom, Europe, the Middle East and Asia, and a dearth of senior gold miner listings on this venerable exchange, particularly those that offer exposure to a portfolio of high-quality assets in politically stable jurisdictions in the Americas. Yamana’s focus on sustainability, financial performance and cash returns to shareholders are a great fit with the values and priorities of these investors who prefer to invest in London-listed companies.

It will take time to build a following in London, and we look forward to the opportunity to meet face to face with prospective investors and build relationships with them. We are confident that our London listing will improve our overall liquidity and expand our share register.

Implementing a climate strategy
From our earliest days, we have placed a relentless focus on ensuring our business responds to critical sustainability imperatives. Holding ourselves to high ESG and sustainability standards underpins our social license to operate, creates positive social outcomes for the communities we serve, and is fully aligned with running a profitable business and attracting investment.

At Yamana, we quantify and integrate sustainability into our strategy and operations through key metrics like our Social License to Operate Index, which is based on quarterly surveys that measure local perceptions of our ESG performance.

We are taking a similar quantitative approach to climate change. Earlier this year, the board approved our climate strategy, underscoring our commitment to the transition to a low-carbon future. Our climate strategy includes the adoption of two targets: a 2° Celsius science-based target (SBT) and an aspirational net-zero 2050 target. The targets will be supported by foundational work being performed this year to establish a multi-disciplinary climate working group, determine our emissions baseline, develop the greenhouse gas (GHG) abatement pathways required to achieve the 2° Celsius SBT and establish preliminary, operations-specific roadmaps that describe abatement projects, and estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium, and long-term actions to achieve our targets.

Our climate strategy is a continuation of our climate change actions begun in 2018. Those actions have focused on climate adaptation to ensure our operations are resilient and can adjust to the changes that may occur with a changing climate in terms of energy efficiency, water availability and biodiversity.

Strategy, strength, resilience
While 2020 was a year like no other, we were able to overcome the challenges posed by the pandemic and advance opportunities. We were able to do this with a clearly defined strategy underpinned by a strong portfolio of mines and projects and a very talented and tenacious workforce, management and board of directors. I would like to express my gratitude and appreciation to Yamana’s employees for their dedication and commitment through these most unprecedented of times. I could not be more proud.

Sincerely,

“Peter Marrone”

Peter Marrone
Executive Chairman
Yamana Gold Inc.

An overview of ESG at Yamana

At Yamana, we believe that achieving ESG excellence is a core part of our business and is essential to our future growth and profitability. Below are some highlights of our approach to ESG: how it’s integrated into our governance structure, our strategy, our management of risk, and the metrics we use to track our progress and drive our performance. You will find more information on page 33 of this circular, and in our latest annual material issues report available on our website.

Governance
Governance of ESG is built into our overall governance structure, management systems and practices. Responsibility for ESG is embedded in a variety of departments across the company. You can read about our high standards of governance and stewardship starting on page 29.

Board of directors
The board is responsible for overseeing strategy, governance and risk, such as the risks and opportunities associated with ESG factors, including workplace safety, environmental and social performance, and climate change.

The Executive Chairman drives and facilitates ESG policy development and the implementation of directives, in consultation with the board and with the support of the President and CEO and the Senior Vice President, Health, Safety and Sustainable Development (HSSD).

The board's Sustainability Committee oversees management’s efforts to achieve ESG excellence in health, safety, environment and community relations (HSEC), tailings and human rights matters, management system development and implementation, compliance issues, incidents and risk management.

Corporate HSSD
The Senior Vice President, HSSD has responsibility for the majority of ESG factors at Yamana and oversees the corporate HSEC team, tailings management, government relations and security, and reports directly to the President and CEO.

Corporate and regional HSEC
Corporate and regional HSEC Directors liaise directly with our operations to assist with the implementation of strategy and management systems, and provide ongoing reports as required on key environmental, social and health and safety performance indicators to senior executives and the board.

The Director of Tailings has an indirect reporting line to the Executive Chairman and President and CEO on behalf of the board, and a direct reporting line to the Senior Vice President, HSSD.

Mine Sites
Each operation has an HSEC team that is led by a member of the senior management team and which reports regularly to the site’s general manager, regional HSEC Directors and the corporate HSEC team.

Strategy and risk management
Yamana’s strategy is driven, first and foremost, by managing impacts and risks on the ground at our operations, to our employees, community and the environment. Our vision of 'One Team, One Goal: Zero' for HSEC across all our sites shapes our ESG strategy company-wide.

Our focus is on material issues, which changes from site to site and are identified through ongoing engagement with stakeholders in those regions. At a corporate level, Yamana reports on these issues on an annual basis in our material issues Report (our 13th year of reporting) and Global Reporting Initiative (GRI) table, both of which are available on our website.

To manage risks, our operations first ensure compliance with all applicable legal requirements, and incorporate evolving international best practices, such as our Social License to Operate Index and Environmental KPIs into operational practices, by applying Yamana’s integrated HSEC Framework. (You can read about our industry-leading HSEC practices in our material issues report.)

In 2020, Yamana increased the focus on our performance through a commitment to implementing the World Gold Council’s Responsible Gold Mining Principles (RGMPs) and the Mining Association of Canada’s Towards Sustainable Mining initiative. The main thrust of our strategy in the coming years will be to incorporate the international best practices required by Toward Sustainable Mining and the RGMPs into our operations, and identify where we can take a leadership position on important issues such as water and climate change.

Yamana formally adopted a board approved climate strategy in early 2021, at the direction of the Executive Chairman, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. The strategy is underpinned by the adoption of two targets: a science-based target that is consistent with a 2°C scenario for global temperature increase compared to preindustrial temperatures, and an aspirational net-zero 2050 target. The targets are supported by foundational work to be performed in 2021 through a multi-disciplinary climate working group, and which will include the establishment of an emissions baseline and forecast, as well as the development of the Greenhouse Gas (GHG) abatement pathways required to achieve our targets. These steps will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and longer-term actions to achieve the targets.

Tailings management
Tailings management has long been a material issue for the mining industry. We believe that our tailings governance is best-in-class. We updated our tailings management framework in 2020 to reflect evolving international best practices and apply it to all tailings management activities at our operations. Sites maintain and regularly report on performance indicators and risk assessment. These are tracked and reported from operations to the Director, Tailings through to senior management, the board and the Executive Chairman and President and CEO. In addition to internal reviews, our facilities undergo regular third-party expert reviews and audits. You can read more about our tailings management process in our material issues report. A detailed facility-by-facility analysis for every Yamana tailings facility is available on our website.

Material issues report You'll find our latest annual material issues report on our website (www.yamana.com).

Metrics
One of the primary ways we achieve ESG excellence is through an explicit link to compensation. We have an HSEC Performance Index that drives improvement in key areas. The index includes leading and lagging measures, as well as site-specific improvement initiatives, and is linked to both operations and executive compensation.

2020 executive HSEC scorecard
The following HSEC targets accounted for 15% of the annual bonuses paid to our executives this year (see page 56).

Health and safety
•Total Recordable Injury Rate (TRIR) reductions (lagging)
•High potential incidents of low consequence (leading)

Environment
•Environmental incidents (lagging)
•Reduction of greenhouse gas (GHG) emissions (lagging)

Community
•Community incidents (lagging)

Tailings
•Update of tailings standard to Global Best Practice

HSEC
•HSEC improvement plans addressing climate change, biodiversity, water, community, and health and safety (leading)
•Implementation of the Mining Association of Canada's Toward Sustainable Mining Protocols (leading)
•Implementation of the Responsible Gold Mining Principle (leading)

New compensation metrics support our commitment to a low-carbon future
We added a GHG reduction target to the 2020 compensation scorecard. In 2021, both short and long-term incentives for executives will include specific measures that support our climate strategy.

Pursuing zero in health and safety
Our 2020 Total Recordable Injury Frequency (TRIF) rate improved by 14% over 2019, and by 54% since 2017.

Awards and recognition

For the eleventh consecutive year, Yamana was included in Sustainalytics’ Jantzi Social Index. The index partners with Dow Jones Sustainability Index to include 50 Canadian companies that are screened against a broad set of ESG performance criteria.

In 2020, our operations received external recognition from a variety of stakeholders. Jacobina was awarded Mining Company of the ear, and listed as one of the 10 best places to work in Bahia State. Both Jacobina and El Peñón were recognized as two of the Top 5 Mines and Metals in South America. Jacobina was the winner out of 91 projects of the "2020 Brazilian Mining-Metallurgical Industry Excellence Award" organized by Minérios & Minerales, in the Transportation Category, for the increase in the productivity of the underground truck fleet.

In September 2020, Canadian Malartic Mine received two awards: the F.J. O'Connell Trophy in the Surface, Transportation and Primary Metal Processing Operations category for 2019, from the Quebec Mining Association award due to improvements in the company’s Health and Safety record compared to the Quebec industry average, and the “Sustainable Development and Environment” award from the Val d’Or Chamber of Commerce. Thirteen supervisors at Canadian Malartic and their teams also received a recognition award from the Quebec Mining Association for reaching between 50,000 and 550,000 consecutive hours without a Lost Time Incident.

ESG highlights

Social performance
As measured by our Social License to Operate Index, we have seen long-term improvements in both our trust and acceptance with local communities. The SLO index gave us additional insight - in the midst of the COVID-19 pandemic - into community needs and perception of our pandemic response.

Health and safety improvements
In 2020, we reduced our TRIR by 14% compared to 2019.

Climate change
We achieved our target of a 10% reduction in absolute GHG emissions compared to 2019, mainly from operational changes. You can read more in our 2020 material issues report.

1. About the shareholder meeting

Voting....................................................................................................	8
Business of the meeting.......................................................................	11
About the nominated directors..............................................................	12
2020 Board committee reports.............................................................	22

VOTING

Who can vote

If you held our common shares as of March 12, 2021, you’re entitled to vote at our 2021 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy at their office if you want to review it.

As of March 23, 2021, we had 965,543,656 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10% of the voting rights.

Registered shareholders
You are a registered shareholder if you have a share certificate in your name.

Non-registered shareholders
Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:
•an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or
•a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders
Your package includes a proxy form and a consent form that allows us to send you additional mailings and documents electronically.

Voting by proxy
Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions below. However, voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) will act as your proxyholder and vote your shares according to your instructions unless you appoint someone else to be your proxyholder (see below).

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:
•for the nominated directors
•for the appointment of the auditors
•for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

To appoint someone other than the Yamana officers to act as your proxyholder:

1.Write your proxyholder's name in the space provided on your proxy and send it following the instructions below to send in your proxy form.

2.Important: You must register your proxyholder with Computershare at www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on April 27, 2021. Computershare will email your proxyholder a username, which he or she will need to vote on your behalf. Your proxyholder cannot vote on your behalf if you don’t complete this step.

If you do not indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

How to send us your proxy form

You can send your completed proxy form to Computershare by phone, fax, mail, or on the internet, as described below, or following the instructions on the proxy form included in your package:
1.Internet - Go to www.investorvote.com, enter your 15-digit control number and provide your voting instructions.
2.Telephone - Call 1-866-732-VOTE (8683) from a touch tone phone and follow the automatic voice recording instructions to vote. You will need your 15-digit control number from your proxy to vote.
3.Fax - Complete your voting instructions, sign and date the proxy and fax it to Computershare at 1-866-249-7775 (for registered shareholders in Canada and the U.S.) or 1-416-263-9524 (for registered shareholders outside Canada and the U.S.)
4.Mail – Complete, sign and date your form of proxy and send it to: Computershare Investor Services Inc. Attention: Proxy Department, 100 University Avenue, 8th Floor Toronto, Ontario, M5J 2Y1.

Computershare must receive the completed form by 4 p.m. (Toronto time) on April 27, 2021. If the meeting is postponed or adjourned, Computershare must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?
Call Computershare at 1.800.564.6253 or 514.982.7555.

Voting at the virtual meeting
Only registered shareholders and duly appointed proxyholders can attend and vote at the virtual meeting. Registered shareholders and duly appointed proxyholders who participate at the meeting online will be able to listen to the meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in this information circular.

Even if you plan to attend the meeting, we recommend that you vote in advance by proxy, so that your vote will be counted if you later decide not to attend the meeting (see above).

If you are a registered shareholder and you want to vote your shares during the meeting by online ballot through the live webcast platform, take the following steps:

1.Log in at https://web.lumiagm.com/499574952, allowing enough time to make sure you are connected.
2.Click on “I have a Control Number” and enter the control number on your proxy form.
3.Enter the generic password: “yamana2021” (case sensitive).

Important
•You need a valid 15-digit control number to participate in the meeting. If you are appointing a proxyholder, they will also need a username provided by Computershare (see the instructions above).
•You must be connected to the internet at all times to vote when the Chairman commences polling on the resolutions being put to the meeting. It is your responsibility to make sure you are connected during the entire meeting.

Non-registered shareholders
Your package includes either a proxy or voting instruction form, management information circular and a copy of our 2020 annual report, if you requested a copy.

Voting by proxy
We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered (beneficial) shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

We send meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly. We will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2020 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

•voting instruction form (not signed by your intermediary) – a one page, pre-printed form with a page of instructions. Complete the form, sign it and send it to your intermediary or service provider in the return envelope provided. Alternatively, you can submit your vote online or by telephone by following the instructions on the form.
•proxy form (signed by your intermediary) – typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions. Non-registered shareholders can also vote online or by telephone:

1.Internet - Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions
2.Telephone - Call the toll-free number listed on your voting instruction form from a touch tone phone and follow the     automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

Voting at the virtual meeting
Virtual voting is not available to our non-registered shareholders at this time unless you register yourself as a proxyholder (see below). You can attend the live webcast of the meeting by going to https://web.lumiagm.com/499574952 and registering as a guest.

If you are a non-registered shareholder and you want to vote your shares during the meeting by online ballot through the live webcast platform, take the following steps:

1.Appoint yourself as proxyholder by inserting your name in the space provided on the voting instruction form provided by your intermediary and sign and return following the instructions on the form. You can also appoint yourself as a proxy holder by visiting www.proxyvote.com, entering your 16-digit control number in the space provided and typing your name in the space provided for appointing proxyholders. By using one of these methods to appoint yourself as a proxyholder, you are instructing your intermediary to appoint you as proxyholder. Do not otherwise complete the form, because you will be voting at the meeting.

2.Important. You must register yourself as a proxyholder with Computershare at www.computershare.com/Yamana by no later than 4 p.m. (Toronto time) on April 27, 2021. You will be asked for your contact information and email. Computershare will email you a username, which you will need to vote. You cannot vote at the meeting if you do not complete this step.

Important
•To vote at the meeting, you need to appoint yourself as proxyholder and register with Computershare (see the instructions above).
•You must be connected to the internet at all times to vote when the Chairman commences polling on the resolutions being put to the meeting. It is your responsibility to make sure you are connected during the entire meeting.

Changing your vote

You can provide new voting instructions if you change your mind about how you want to vote your shares.

Registered shareholders
Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:
Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3
Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on April 27, 2021 or in any other manner permitted by law.
If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

Non-registered shareholders
Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.yamana.com)
You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2020.

2. Elect the directors (see page 16)

You’ll vote on electing nine directors to the board for a term of one year. All of the nominated directors have expressed their willingness to serve.

You can vote for or withhold your vote for the following individuals:
			Management recommends you vote for each nominated director
1. John Begeman 2. Christiane Bergevin 3. Alexander Davidson 4. Richard Graff 5. Kimberly Keating	6. Peter Marrone 7. Daniel Racine 8. Jane Sadowsky 9. Dino Titaro
3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Professional Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

The table below shows the fees paid to Deloitte in 2020 and 2019. You can read about auditor independence in the audit committee report on page 27.
			Management recommends you vote for the appointment of Deloitte as our auditors
Cdn$, year ended December 31	2020	2019
Audit fees for the audit of our annual consolidated financial statement, quarterly reviews, statutory/regulatory filings, and associated translation	$4,023,000	$4,063,000
Audit-related fees for certain statutory audits outside of Canada, and for services related to royalty portfolio transaction and prospectus	$146,000	$—
Tax fees for professional services for tax compliance, tax advice and tax planning	$300,000	$210,000
All other fees related primarily to assurance on the Company’s Conflict-Free Gold Report and assurance on ESTMA report.	$22,000	$168,000
Total fees	$4,491,000	$4,441,000

4. Have a ‘say on pay’ (see page 50)
We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this issue. You’ll find a complete discussion of our executive compensation program and the board’s decisions on executive pay for 2020 starting on page 64.

At last year’s meeting, 92.52% of the votes were cast in favour of our approach to executive pay. Results of an advisory vote are non-binding on the board, however if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their concerns.
			Management recommends you vote for our approach to executive compensation as described in this circular
5. Other business We’re not aware of any other business that may be properly brought before the meeting.

ABOUT THE NOMINATED DIRECTORS

Size of the board

According to our articles, our board must have three to 15 directors. You will be voting on electing nine directors to our board on April 29, 2021.

Diversity and board renewal

We consider all forms of diversity, including the level of representation of women, Indigenous peoples, persons with disabilities and members of visible minorities, age, culture, and geographic background in conjunction with other factors such as experience, skills, capability and other relevant qualifications when assessing potential director candidates.

The nine directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions and international business – key skills for overseeing our affairs and guiding our strategic growth. When considering candidates for a renewed board, we balance collaboration and efficiency with diverse expertise, perspectives and skills.

Forty-three percent of this year’s independent director nominees are women. The chair and two-thirds of the members of our corporate governance and nominating committee are women. One-third of the audit committee and half of the compensation committee are women (see page 38 for more about board diversity). We have a retirement policy that requires directors to tender their resignation when they turn 75. You can read more about our retirement policy on page 45.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 16, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at February 19, 2021 and the market values are based on Cdn$5.56 per share (the closing price of Yamana shares on the TSX on February 19, 2021), converted using the exchange rate of Cdn$1.00 = US$0.7928 on that date). See page 47 for more information about director share ownership.

An independent and diverse board

Majority voting
Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board within five days of the vote.

The corporate governance and nominating committee will review the vote and the board will accept the resignation unless there are exceptional circumstances. The board will make its decision within 90 days of the relevant shareholders meeting and then promptly issue a press release with the results and the reasons for the decision. The resignation will take effect when accepted by the board. The director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Serving together on other boards
There are no board interlocks as at the date of this circular.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business, other than the election of directors. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year, or in any proposed transaction that has had or would have a material effect on Yamana or any of our subsidiaries.

John Begeman
Age: 66
South Dakota, United States
Company director
Director since May 2007 / Independent

Areas of expertise
•Mining operations
•Other extractive industries
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Project management/Technical services
John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the boards of directors of Premier Gold Mines Limited and African Gold Group Inc. He is the lead independent director of African Gold Group Inc. and he has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015.

Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on.

	Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program and has attained the ICD.D designation from the Institute of Corporate Directors. Mr. Begeman is also credentialed as a Board Leadership Fellow by the National Association of Corporate Directors.
2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation			$236,505
Audit committee	4/4	100	Amount received as DSUs			$87,505
Sustainability committee (chair)	4/4	100	DSUs of total compensation			37%
2020 director voting results
% voted for	91.69%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	10,431		231,510	241,941	$1,066,476	$1,136,477
Share ownership guidelines	Currently holds 6.5x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
African Gold Group, Inc. (since April 2017)			Audit (Chair), Compensation
Premier Gold Mines Limited (since May 2006)
Aberdeen International Inc. (January 2015 to March 2017)			Audit, Compensation

Christiane Bergevin
Age: 58
Quebec, Canada
Company director
Director since September 2014 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She concurrently serves as Sr. Advisor Power/Utility and Sustainability within the North American practice of Roland Berger, an international management consultancy. As a former senior managing executive in the engineering and financial services sectors, she brings extensive domestic and worldwide experience in strategy, project and risk structuring, M&A in regulated and commercial environments and project financing of resource, transport and infrastructure projects. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of an international oil and gas producer. As Executive Vice-President, Desjardins Group, the largest cooperative financial group in Canada, between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including as managing head and subsequently
President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin serves on the supervisory board of RATP Dev, an international public transport operator, and on the advisory committee of AGF Group, an international reinforcing steel supplier. She is also a director and chairs the audit committee of CareRx, a Canadian provider of pharmacy services to seniors. Ms. Bergevin is a former Chair and serves as Governor of the Canadian Chamber of Commerce.

Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation and currently serves as a volunteer examiner for the Institute of Corporate Directors.

2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation			$219,505
Corporate governance and nominating committee	3/3	100	Amount received as DSUs			$175,005
Compensation committee	5/5	100	DSUs of total compensation			80%
2020 director voting results
% voted for	99.49%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	—		366,240	366,240	$1,614,386	$1,186,349
Share ownership guidelines	Currently holds 9.2x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
CareRx (since June 2020)		Audit (Chair)
Talisman Energy Inc. (April 2009 to May 2015)		Governance & nominating, Health, safety, environment & corporate responsibility

Alexander Davidson
Age: 69
Ontario, Canada
Company director
Director since August 2009 /
Independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Capital markets
•International business
•Project management/Technical services
Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick.

	Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit and compensation committees. He currently sits on the board of directors of Americas Silver Corporation, NuLegacy Gold Corporation and Capital Drilling Ltd.
2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation			$216,005
Sustainability committee	4/4	100	Amount received as DSUs			$87,505
			DSUs of total compensation			41%
2020 director voting results
% voted for	72.91%
	Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	8,200		262,836	271,036	$1,194,727	$1,255,665
Share ownership guidelines	Currently holds 7.2x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Americas Gold and Silver Corporation (since December 2014)			Chair
NuLegacy Gold Corporation (since September 2014)			Audit
Capital Drilling Ltd. (since May 2010)			Audit, Safety, health and environment
Orca Gold Inc. (January 2013 to May 2020)			Technical, Compensation
Perseus Mining Ltd. (April 2016 to February 2018)			–

Mr. Davidson serves on three other public company boards. These include small-cap companies with fewer regular board responsibilities.

Richard Graff (Lead Director)
Age: 74
Colorado, United States
Company director
Director since October 2007 / Independent

Areas of expertise
•Mining operations
•Other extractive industries
•Risk management
•Finance/Accounting
•International business
•Governance

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. For the past three years, Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also serves as chairman of the audit committee and is a member of the risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

	Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.
2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation		$272,255
Audit committee (chair)	4/4	100	Amount received as DSUs		$87,505
Compensation committee	5/5	100	DSUs of total compensation		32%
2020 director voting results
% voted for	96.38%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	43,949	231,510	275,459	$1,214,223	$1,275,431
Share ownership guidelines	Currently holds 7.3x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
DMC Global Inc. (since June 2007)		Audit (Chair), Risk
Alacer Gold Corp. (June 2008 to September 2020)		Lead Director Audit (Chair), Compensation

Kimberly Keating
Age: 48
Newfoundland, Canada
Company director
Director since February 2017 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Sustainability
•Capital markets
•International business
•Governance
•Project management/Technical services
Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. She is currently Chief Operating Officer of the Cahill Group – one of Canada’s largest multi-disciplinary construction companies. She joined the Cahill Group in 2013 as Director of Projects and oversaw the construction and delivery of one of the largest topside modules ever built for a major offshore oil and gas development. Prior to joining the Cahill Group, Ms. Keating held a variety of progressive leadership roles, from engineering design through to construction, commissioning, production operations and field development with Petro-Canada (now Suncor Energy Inc.).

Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board.

Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she also served as Chair of the Governance & Pensions Committees, and a board director with The Canadian Academy of Engineering, the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

	In 2018, Ms. Keating received the Memorial University Faculty of Engineering Distinguished Alumni Award, the PEGNL Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award. Ms. Keating is currently a director and a member of the audit, health, safety and environment, and HR and compensation committees of Major Drilling International Inc. In March 2020, Ms. Keating graduated from the Rotman-ICD Directors Education Program.
2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation		$221,252
Compensation committee	5/5	100	Amount received as DSUs		$102,085
Sustainability committee	4/4	100	DSUs of total compensation		46%
2020 director voting results
% voted for	99.32%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	$—	203,742	203,742	$898,095	$639,713
Share ownership guidelines		Currently holds 5.1x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Major Drilling International Inc. (since September 2019)		Audit, Health, safety and environment, HR and compensation

Peter Marrone (Executive Chairman)
Age: 61
Ontario, Canada
Director since July 2003 / Not independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

Peter Marrone is Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 35 years of mining, business and capital markets experience. He has been on the boards of a number of public companies and has advised companies with a strong South American and North American presence. Mr. Marrone currently sits on the board of directors of Aris Gold Corporation. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Executive Chairman total compensation		$6,906,066
			Amount received as RSUs/PSUs		$2,566,952
			RSUs/PSUs of total compensation		37%
			RSUs/PSUs of total bonus		60%
2020 director voting results
% voted for	96.23%
Yamana shares		DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	2,776,659	3,440,811	6,217,470	$27,406,608	$41,551,791
Share ownership guidelines	Currently holds 25.5x his annual base salary and exceeds his 3x requirement
Other public company boards and board committees during the last five years
Aris Gold Corporation (since February 2021)		Governance and nominating, Compensation (Chair)
Equinox Gold Corp. (March 2020 to October 2020)
Leagold Mining Corporation (May 2018 to March 2020)

Daniel Racine (President and CEO)
Age: 58
Ontario, Canada
Not independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Finance/Accounting
•Capital markets
•International business
•Governance
•Project management/Technical services

Mr. Racine joined Yamana in May 2014 and in August 2018 he was appointed President and Chief Executive Officer. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle Mines Limited where he was responsible for Agnico-Eagle's global mining operations. Mr. Racine joined Agnico-Eagle as a junior Mining Engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L'Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

2020 meeting attendance		%	2020 compensation
Board of directors	n/a	n/a	President and CEO total compensation		$5,412,754
			Amount received as RSUs/PSUs		$2,027,810
			RSUs/PSUs of total compensation		37%
			RSUs/PSUs of total bonus		53%
2020 director voting results
% voted for	n/a
Yamana shares		DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	572,653	451,761	1,024,414	$4,515,617	$4,352,094
Share ownership guidelines	Currently holds 4.4x his annual base salary and exceeds his 3x requirement
Other public company boards and board committees during the last five years
Brio Gold Inc. (December 2016 to May 2018)		Health, safety and environment

Jane Sadowsky
Age: 59
New York, United States
Company director
Director since September 2014 / Independent

Areas of expertise
•Other extractive industries
•Risk management
•Finance/Accounting
•Capital markets
•International business
•Governance

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

	Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors (NACD) as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.
2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation		$235,005
Audit committee	4/4	100	Amount received as DSUs		$175,005
Corporate governance and nominating committee (chair)	3/3	100	DSUs of total compensation		74%
2020 director voting results
% voted for	99.21%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	34,950	366,240	401,190	$1,768,446	$1,286,636
Share ownership guidelines	Currently holds 10.1x the annual board retainer and meets the 3x requirement.
Other public company boards and board committees during the last five years
Nexa Resources S.A. (since January 2018)			Audit, Compensation, nominating and governance
Petrofac Limited (November 2016 to May 2017)			Audit, Nomination and governance

Dino Titaro
Age: 69
Ontario, Canada
Company director
Director since August 2005 / Independent

Areas of expertise
•Mineral exploration
•Mining operations
•Risk management
•Sustainability
•Capital markets
•International business
•Governance
•Project management/Technical services
Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

	Mr. Titaro previously served as the President and is currently a director and member of the audit committee of Avidian Gold Corp. He is also a director of Galane Gold Corp, Chair of the governance and nominating committee, and member of the audit and compensation committee. Mr. Titaro has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.
2020 meeting attendance		%	2020 compensation
Board of directors	14/14	100	Total compensation		$251,255
Compensation committee (chair)	5/5	100	Amount received as DSUs		$87,505
Corporate governance and nominating committee	3/3	100	DSUs of total compensation		35%
Sustainability committee	4/4	100
2020 director voting results
% voted for	98.41%
Yamana shares		DSUs	Total	Total market value	Total book value
Share ownership	14,000	231,510	245,510	$1,082,208	$1,126,980
Share ownership guidelines	Currently holds 6.4x the annual board retainer and meets the 3x requirement
Other public company boards and board committees during the last five years
Avidian Gold Corp. (since December 2017)			Audit
Galane Gold Ltd. (since June 2019)			Audit and Compensation, Governance and nominating (Chair)

Director meeting attendance
The table below shows director attendance in 2020.

Director	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
	Number	%	Number	%	Number	%	Number	%	Number	%
John Begeman	14/14	100	4/4	100	-	-	-	-	4/4	100
Christiane Bergevin	14/14	100	-	-	5/5	100	3/3	100	-	-
Alexander Davidson	14/14	100	-	-	-	100	-	-	4/4	100
Richard Graff	14/14	100	4/4	100	5/5	100	-	-	-	-
Kimberly Keating	14/14	100	-	-	5/5	100	-	-	4/4	100
Peter Marrone	14/14	100	-	-	-	-	-	-	-	-
Jane Sadowsky	14/14	100	4/4	100	-	-	3/3	100	-	-
Dino Titaro	14/14	100	-	-	5/5	100	3/3	100	4/4	100
Overall attendance		100%		100%		100%		100%		100%

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 14 times in 2020.

Other information about the nominated directors
Mr. Titaro:
•resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. Subsequently, similar cease trade orders were also issued by the Manitoba Securities Commission, Alberta Securities Commission and British Columbia Securities Commission. The cease trade orders were revoked on July 27, 2020.
•is a former director of Carpathian Gold Inc. (Carpathian). On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian because it hadn’t filed audited annual financial statements and related management’s discussion and analysis and certifications for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 after Carpathian filed the required continuous disclosure documents. Mr. Titaro was a director during the period of the management cease trade order, but did not stand for re-election and was no longer a director on August 12, 2014.

2020 BOARD COMMITTEE REPORTS

Audit committee
Richard Graff (chair), John Begeman, and Jane Sadowsky
100% independent, met four times in 2020
All members are financially literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under US securities laws.

Primary responsibilities
Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:
•oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors
•monitors our financial reporting processes and internal control systems
•oversees the external auditors, confirms their objectivity and independence, and approves the annual audit plan
•meets regularly with management and the external auditors
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2020.

See page 15 for the fees paid to the external auditors in 2020 and 2019.
You can find more information about the audit committee in our 2020 annual information form under the heading Audit Committee, available on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2020 highlights
•reviewed and approved the quarterly and annual financial results for recommendation to the board
•reviewed our procedures for complying with The Sarbanes-Oxley Act, including the effectiveness of internal controls during the COVID-19 pandemic
•reviewed our insurance programs and any potential impact on financial reporting
•monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks
•reviewed carrying value of mineral properties
•evaluated the qualifications, performance and independence of the external auditors
•reviewed related-party risks

Compensation committee
Dino Titaro (chair), Kimberly Keating, Richard Graff, and Christiane Bergevin 100% independent, met five times in 2020
Primary responsibilities
Responsible for recommending strategy, policies and programs for compensating directors and senior management:
•oversees Yamana’s compensation program including the incentive and retirement plans
•reviews the total compensation package for executives, including equity compensation, Yamana’s performance against its business goals and objectives, executive salary levels in the mining and other relevant industries, and makes recommendations to the board
•considers executive compensation recommendations, our peer group and industry data and makes recommendations to the board
•prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed
•reviews and recommends director compensation
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2020.

2020 highlights
•considered the existing compensation program to ensure the framework continues to be in line with effective compensation practices
•considered the impact of COVID-19 as it relates to compensation
•reviewed trends in executive and director compensation and governance including policies of various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis
•set target compensation for the Executive Chairman, President and CEO and other named executives and recommended decisions for 2020 compensation to the board for approval
•reviewed the compensation discussion and analysis section of the management information circular

Corporate governance and nominating committee
Jane Sadowsky (chair), Christiane Bergevin, and Dino Titaro 100% independent, met three times in 2020
Primary responsibilities
Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development:
•recommends corporate governance policies, practices and procedures
•reviews the code of conduct and other corporate governance policies, and ensures the effectiveness of management’s system for enforcing and monitoring compliance
•assesses shareholder proposals to be included in the management information circular and makes recommendations to the board
•assesses board and committee effectiveness and the contribution of individual directors
•ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making
•recommends selection criteria for director searches and for those nominated for election each year
•leads director searches including retaining a search firm when necessary
•oversees the director orientation and continuing education programs
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2020.

2020 highlights
•considered crisis management during COVID-19
•reviewed current trends in corporate governance
•monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis
•administered the director’s self-assessment, standing committee and peer assessment questionnaires
•considered the skills matrix for the board
•considered education topics for the board
•reviewed the governance section of the management information circular

Sustainability committee
John Begeman (chair), Alexander Davidson, Dino Titaro and Kimberly Keating 100% independent, met four times in 2020
Primary responsibilities
Assists the board in overseeing sustainability, environmental, health and safety, and tailings management matters:
•helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety
•identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them
•oversees our corporate health, safety and environment policies and management systems to ensure compliance with applicable laws and best management practices
•counsels management in developing policies and standards as appropriate
•reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environment audits and reviews the results
•conducted site visits, including tailings management areas
•reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities
•investigates or arranges an investigation of any unusual health, safety and environmental performance
•reviews monthly and annual sustainability, health, safety and environment reports
•reviews and approves annual disclosure relating to our sustainability, health, safety and environment policies and activities
•reviews its committee charter at least once a year.

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2020.

2020 highlights
•conducted monthly reviews and monitored reports by the safety, health, environment and community department
•reviewed tailings management
•reviewed the material issues report, our annual sustainability report, which is available on our website
•reviewed the sustainability section of the management information circular

2. Governance

Our governance practices.................................................................................	25
About the board................................................................................................	26
Serving as a director.........................................................................................	36
Director compensation.....................................................................................	41

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian, United States and United Kingdom requirements that apply to us, and follow best practices in general. We monitor governance developments to ensure our practices continue to be current and appropriate, and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:
•National Policy 58-201, Corporate Governance Guidelines – best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance
•National Instrument 58-101, Disclosure of Corporate Governance Practices – governance disclosure rules
•National Instrument 52-110, Audit Committees – audit committee rules about independence and financial expertise of its members
•The corporate governance guidelines of the Toronto Stock Exchange
•The diversity disclosure requirements under the Canada Business Corporations Act.

Our governance practices meet the corporate governance requirements for a company with a listing on the standard segment of the Main Market of the London Stock Exchange (LSE), and most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

Awards and achievements

For the eleventh consecutive year, Yamana was included in Sustainalytics’ Jantzi Social Index. The index partners with Dow Jones Sustainability Index to include 50 Canadian companies that are screened against a broad set of ESG performance criteria.

In 2020, our operations received external recognition from a variety of stakeholders. Jacobina was awarded Mining Company of the Year, as well as listed as one of the 10 best places to work in Bahia State. Both Jacobina and El Peñón were recognized as two of the Top 5 Mines and Metals in South America. Jacobina was the winner out of 91 projects of the "2020 Brazilian Mining-Metallurgical Industry Excellence Award" organized by Minérios & Minerales, in the Transportation Category, for the increase in the productivity of the underground truck fleet.

In September 2020, it was announced that Canadian Malartic Mine received two awards: the F.J. O'Connell Trophy in the Surface, Transportation and Primary Metal Processing Operations category for 2019, from the Quebec Mining Association award due to improvements in the company’s Health and Safety record compared to the Quebec industry average, and the “Sustainable Development and Environment” award from the Val d’Or Chamber of Commerce. Thirteen supervisors at Canadian Malartic and their teams also received a recognition award from the Quebec Mining Association for reaching between 50,000 and 550,000 consecutive hours without a Lost Time Incident.

What we do
✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors. All four board committees are independent
✓	Majority voting. We have a majority voting policy for electing directors to the board
✓
Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes, among other categories, gender diversity
✓	Formal position descriptions. We have formal position descriptions for the Executive Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles
✓	Succession planning. We continually monitor our succession planning for senior executives, CEO and the board
✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates
✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment We also have an employee retirement policy for succession planning
✓
Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the Executive Chairman, CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (like contractors, agents and consultants)
✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement
✓	Accessible board. Shareholders, employees and others can contact the Executive Chairman, CEO, Lead Director and members of the board of directors
What we don’t do
x	No dual class shares. We do not have dual class shares or non-voting shares
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board has a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions and international business, among other things. Our Executive Chairman is Peter Marrone, who founded Yamana in 2003 and previously served as CEO from 2003 to August 2018.

Independence
A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our seven independent director nominees have no links to Yamana, and we also have an independent Lead Director (you can read more about the Lead Director starting on page 32).

All four of the board’s standing committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Seven director nominees serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence
A director is independent if he or she is independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board
The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:
•strategic planning
•identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks
•succession planning, including appointing senior management and overseeing their training and development
•establishing a communications policy for communicating with investors and other interested parties
•overseeing the integrity of our internal controls and management information systems
•assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 27).

Role of the Executive Chairman
The Executive Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Executive Chairman is responsible for the following duties, among others:
•taking responsibility for the board’s composition and overseeing the induction and development of directors
•ensuring the board works together as a cohesive team with open communication
•working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once a year
•guiding management and acting as a liaison between the board and other members of management, to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management
•driving management succession at senior levels and ensuring that the organization is developing succession-ready executives for all senior roles
•building relationships with members of the industry and financial community
•assessing and evaluating business development opportunities, and determining effective strategies in pursuit of those opportunities
•evaluating risk and actions to be taken to mitigate risk
•managing sustainability matters and developing policies relating to ESG matters
•managing the impact of COVID-19 on the company
•evaluating corporate performance against budget and strategic objectives
•spearheading the strategic business and corporate development efforts relating to longer-term value creation and leading various corporate transactions relating to the implementation of the strategic plan
•representing Yamana and engagement with key governments and various other stakeholders.

Role of the Lead Director
The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Executive Chairman and President and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:
•ensuring that the board understands its obligations to Yamana and our shareholders
•supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training
•reviewing any director conflict of interest issues as they arise
•ensuring the board has a process for assessing the performance of the Executive Chairman and the President and CEO and that there are appropriate succession, development and compensation plans for senior management
•ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Executive Chairman and the President and CEO
•addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Richard Graff was appointed Lead Director on September 30, 2017. Mr. Graff is currently the chair of the audit committee and is recognized as a leading expert in financial accounting and practices for mining companies. Mr. Graff has consistently demonstrated his knowledge of the mining industry and has made valuable contributions to the oversight of Yamana, serving on our board since 2007 (see his profile on page 20).

Strategic planning
The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs from one to three days and typically covers six areas:
•assets
•risk (government, community relations, management succession, health and safety and any gaps in board skills)
•strategy (for the next three to five years)
•budgets (for the next one to three years)
•production (for the next one to five years)
•costs (for the next one to three years).

The Executive Chairman and the President and CEO get input from the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating value in the prevailing commodity price environment.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by:
•meeting at least quarterly to receive presentations by senior management on our results, the strategy and our progress in meeting our objectives for the year
•discussing our operations, corporate governance matters and other items as appropriate
•receiving monthly reports on our operations, health, safety, environment and community, construction activities and business development
•reviewing quarterly reports on exploration
•meeting after the annual meeting of shareholders and more often depending on our affairs, business opportunities or risks.

Occasionally, outside advisors are invited to attend.

The Executive Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to environmental, social and governance issues

At Yamana, we believe that high ESG standards go hand in hand with running a profitable business and attracting investment. Below are some highlights of our approach to ESG: how it's integrated into our governance structure, our strategy, our management of risk, and the metrics we use to track our progress and drive our performance. You can read more about our commitments, management systems and performance on our website, or in our material issues report, also available on our website (www.yamana.com).

Governance
Governance of ESG is built into our overall governance structure, management systems and practices. ESG is driven by the Executive Chairman, supported by the board of directors, and the corporate HSEC team, as well as a regional HSEC Director and the HSEC team and committee at each site.

Board of directors	Corporate	Site
The board oversees strategy, governance and risk, including risks and opportunities associated with ESG factors, including climate change.

The Executive Chairman drives and facilitates ESG policy development and the implementation of directives, in consultation with the board and with the support of the President and CEO and the Senior Vice President, Health, Safety and Sustainable Development (HSSD).

The board’s sustainability committee oversees all aspects of health, safety and sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

You can read more about the sustainability committee and its 2020 activities on page 28.

The HSEC team is led by the Senior Vice President, HSSD who has responsibility for the majority of ESG factors. This position reports directly to the President and CEO.

The HSEC team implements policy and strategy, and facilitates dialogue with external stakeholders. It also collaborates with our mine sites to co-develop standards and procedures and share best practices – any policy or strategy modifications are reviewed by our general managers, regional directors, the senior executive team and the board.

The HSEC team provides regular reports on key environmental indicators to senior executives and the board. The Director of Tailings Management has an indirect reporting line to the Executive Chairman on behalf of the board and a direct reporting line to the Senior Vice President, HSSD.
Each mine site has an HSEC team as well as a committee that is chaired by the site’s general manager.

The HSEC team reports regularly to the site’s general manager, regional HSEC directors and the corporate HSEC team.

In addition to the HSEC teams, each site also has a committee that meets at least monthly to discuss HSEC issues and solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager, who escalates matters as necessary.

Strategy and risk management
Protecting the environment and maintaining a social license with the communities where we operate is key to our success. Our vision of 'One Team, One Goal: Zero' reflects our belief that everyone at Yamana is responsible for our health and safety, environment and community (HSEC) performance.

We use an integrated HSEC management framework to align sites with evolving industry best practices, jurisdictional requirements where we operate and Yamana's corporate strategy.

The framework has five pillars (leadership, people, planning, systems and processes, and performance) and three functional elements (health and safety, environmental management, and social risk management). This is primarily a risk-based framework that highlights industry best practices and ensures that the approach to managing HSEC is consistent at every site, while still allowing each operation to develop site-specific strategies and improvement plans. The framework is based on three key principles – risk management, integration, and external reporting and assessment:

Risk management	Integration	External reporting and assessment
The basis of our management approach is effective risk management. Using our HSEC Framework, each operation effectively maps its HSEC risks and develops an approach to ensure we have fully considered:
•all legal and contractual requirements
•standard operating procedures
•evolving international best practice company objectives
•links between outcomes and action plans to key performance metrics, development plans and internal auditing systems.

Our HSEC process involves every operation, starting with risk assessment through to implementation and monitoring.

By putting the responsibility for integrating HSEC on operational management, we improve strategic planning, implementation and ownership of results across the site and not just within a specific department.
We report on our HSEC performance annually in our material issues report, the GRI Index, and starting in 2020, the Task Force on Climate Related Financial Disclosures (TCFD). We also report our energy and emissions performance to the Carbon Disclosure Project (CDP).

In addition to our HSEC Management Framework we incorporate the requirements of third-party evolving international best practice standards and codes into our operations including; the World Gold Council’s Responsible Gold Mining Principles and Conflict Free Gold Report, The Mining Association of Canada’s Toward Sustainable Mining initiative, the International Cyanide Management Code, and ISO 14001 and 45001 management system standards.

We focus on material issues identified through ongoing engagement with stakeholders. The following are eight of the most material issues we regularly report on. Each of these topics are continually monitored at both a site and corporate level with reporting to senior executives and the board of directors to ensure accountability and oversight.

Business ethics and human rights	Health and safety	Community relations and social license	Water management	Tailings and waste management	Climate change	Biodiversity	Closure
Operating ethically is integral to how we do business, and our work with local stakeholders is guided by the UN’s Protect, Respect and Remedy Framework on Human Rights.	We focus on preventative or ‘leading’ performance measures, and are continuously working towards a health and safety culture of collective responsibility and accountability.	We proactively engage with stakeholders about issues that matter to them, collectively manage risks and impacts, and maximize community benefits.	We work towards reducing our consumption of fresh water and maximizing the reuse and recycling of mine water while minimizing discharges to the environment.	Our best-practice tailings management and reporting, with external review, system allows the operations and corporate office to monitor tailings-related risks.	Our operations' balance improved energy use and reduce greenhouse gas emissions while also adapting to and mitigating the impacts related to climate change.	Our sites use baseline biodiversity and environmental studies to inform their reclamation activities and minimize their impact on the biodiversity of the area around their site.	We have a comprehensive mine closure plan for each operation and clear guidelines on accounting for closure costs.

Managing and mitigating climate change

We have a three-pronged approach for managing climate change: adaptation, mitigation and preparedness. This approach primarily focused on how we could remain resilient to the impacts of climate change on our business and operations.

We continue to implement this approach to protect our sites from the impacts of climate change, however, as a continuation of our climate change actions, in early 2021, Yamana, on the direction of the Executive Chairman, formally adopted a board approved climate strategy to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. The strategy is underpinned by the adoption of two targets: a science-based target that is consistent with a 2°C scenario for global temperature increase compared to preindustrial temperatures and an aspirational net-zero 2050 target.

Metrics and compensation
One of the primary ways we prioritize ESG performance is by having it linked to compensation. We have an HSEC Performance Index that drives improvement in key areas. The index includes leading and lagging measures, as well as site specific improvement initiatives, and is linked to both site and executive compensation.

2020 executive HSEC scorecard

The following HSEC targets accounted for 15% of the annual bonuses paid to our executives this year (see page 56).

Health and safety
•Total Recordable Injury Rate (TRIR) reductions (lagging)
•High potential incidents of low consequence (leading)

Environment
•Environmental incidents (lagging)
•Reduction of GHG emissions (lagging)

Community
•Community incidents (lagging)

Tailings
•Update of Tailings standard to Global Best Practice
HSEC
•HSEC improvement plans addressing climate change, biodiversity, water, community, and health and safety (leading)
•Implementation of the Mining Association of Canada’s Toward Sustainable Mining Protocols (leading)
•Implementation of the Responsible Gold Mining Principle (leading)

New compensation metrics support our approach to a low carbon future
We added a GHG reduction target to the 2020 compensation scorecard. In 2021, both short and long-term incentives for executives will include specific measures that support our climate strategy.

COVID-19

COVID-19 highlighted Yamana's strong commitment to effective management of ESG issues. Since the emergence of the global COVID-19 pandemic, our crisis response team, headed by our Executive Chairman and made up of our senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic in a fluid and fast-moving environment. We adjusted and managed our business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the safety of employees, contractors and host communities. We enhanced our HSEC protocols to address the new risks posed by COVID-19 and keep our employees and communities safe. In addition to heightened health screening and social distancing and hygiene measures. Yamana responded to community needs with financial and critical supply donations as well as community support for crisis planning and management.

Risk oversight
We support risk management at Yamana at three levels:

The board
The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business.

The Executive Chairman has ultimate oversight of all elements of risk and, together with the board, defines the desired strategy and approach to mitigation.

Board committees
Each of the board’s standing committees is responsible for overseeing risk in particular aspects of our business. The board also has an advisory committee that focuses on risk oversight (see below).
Management Our Vice President, Risk Management leads our risk management activities across Yamana and reports directly to the CFO.

The board has an ad hoc advisory committee that focuses on risk oversight and meets when necessary. The opportunities and risks committee assists the board in overseeing corporate opportunities and the risk management framework. Specific activities include assessing any corporate activities and opportunities brought to the company, reviewing and assessing our risk management framework and critical risk management policies and monitoring Yamana’s risk profile. The committee is chaired by the Executive Chairman and has four other members.

Enterprise risk management (ERM)
We use our enterprise risk management framework to identify, assess and mitigate our risk. It provides current accurate information about our major risks, and uses a risk register that categorizes the risks to assess and predict their likelihood of occurring.

The ERM framework minimizes the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:
•apply appropriate resources to address the most important risks
•formally integrate risk management into our strategic planning process and business planning
•reduce operational volatility.

Many of our risks relate to our ability to acquire, finance, explore, develop and operate mining properties and they generally fall into six main categories of risk:

•Audit and financial
•Cybersecurity
•Operational
•Sustainability, health and safety
•Regulatory, legal and political
•Governance

We discuss some of the key areas of risk below.

Audit and financial risk management
We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Cybersecurity risk management
With the world having turned to remote working almost overnight, the board made it an immediate priority to ensure we were managing and identifying cybersecurity risks that could inhibit our ability to operate successfully while remote. The design was reviewed and a constant monitoring of appropriate controls was applied to mitigate any cybersecurity risks. The cybersecurity program was reviewed and updated to facilitate ongoing defenses and compliance in an evolving risk environment. The board of directors as a whole has oversight of this risk, and is updated semi-annually by management, although more frequently during 2020. Yamana has not experienced a material information security breach and is continually reviewing its cybersecurity risk insurance policy.

Our cybersecurity program is not externally audited or certified by any information standard. However, we have opted to align our program with the requirements of ISO/IEC code of practice and NIST Cybersecurity Framework. We provide cybersecurity training and certification processes to all new employees as well as continuous training to existing employees through regular phishing simulations, educational and awareness communications, and cyber and threat awareness training throughout the year.

Sustainability, health and safety risk management
Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers and neighbouring communities is paramount, and we incent senior management to focus on:
•creating a culture where health and safety is paramount and never compromised
•ensuring strong results in safety, health and environment
•monitoring and reporting health and safety performance
•monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues
•monitoring compliance with the company’s human rights code, available on our website
•recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings, site visits and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation governance risk
The compensation committee on behalf of the board regularly reviews potential risks, which could arise as a result of the executive compensation program. See page 59 for details about compensation risk management.

In addition to existing compensation governance practices and processes, policies which help to mitigate compensation-related risks include:
•Anti-hedging policy – Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities. We are not aware of any directors, officers or employees who have engaged in this kind of activity.
•Clawback policy – We do not have a policy at this time but continue to monitor regulatory developments in our governing jurisdictions.

You can read more about risk at Yamana in the 2020 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com).

Succession planning
We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:
•ensuring we have an orderly succession plan for the Executive Chairman and the President and CEO
•reviewing the succession plan for the senior management team that the Executive Chairman and the President and CEO manage
•ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Executive Chairman, the President and CEO, or any other member of senior management, or a replacement of any combination of these roles.

To assist the board, the Executive Chairman and the President and CEO review succession planning for each named executive on an ongoing basis and share their views with the board from time to time. The Executive Chairman and the President and CEO consider our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short- and longer-term successors to the Executive Chairman, the President and CEO and potentially other executive management positions.

Diversity

Diversity policy
Our diversity policy establishes our commitment to the principles of diversity and inclusion when considering candidates for the board and senior leadership. We consider all forms of diversity, including the level of representation of women, Indigenous peoples, persons with disabilities and members of visible minorities, age, culture and geographic background in conjunction with other factors such as experience, skills, capability and other relevant qualifications when assessing potential director candidates. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

New in 2020: We updated our diversity policy early in 2020 to specifically include Indigenous peoples, persons with disabilities and members of visible minorities. We have gender targets for the board but have not currently set any other targets. We are currently discussing our approach to targets in the context of our recruitment practices for directors, and recruitment and hiring practices for management and employees.

Board diversity
A board that has a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic and demographic representation, including gender balance, provides for more effective oversight and decision-making to support our future growth.

We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have seven core qualities and skills:
•financial literacy
•integrity and accountability
•ability to engage in informed judgment
•governance
•strategic business development
•excellent communication skills
•ability to work effectively as a team.

Directors must also have strong business experience as a senior executive, as set out in the skills matrix on page 44. The corporate governance and nominating committee updates the skills matrix every year to assist with director searches to enhance the board’s profile and technical skills.

The committee considers candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It has worked with an external search firm to assemble a broad pool of qualified candidates and also receives recommendations on potential candidates from other directors. The committee then selects the strongest candidates to meet with the board.

Gender

The table below shows the change in gender diversity of the board's independent directors over the past three years. As at March 23, 2021, three of the seven independent nominated directors are women (43.0%), compared to 22% of the independent directors five years ago. The chair and two-thirds of the members of our corporate governance and nominating committee are women. One-third of the audit committee and half of the compensation committee are women.

	2020	2019	2018
Number of female directors	3	4	4
% of female directors	43%	40%	40%

The corporate governance and nominating committee reviews the diversity policy annually, monitors our diversity progress and the effectiveness of the diversity policy, and discusses the matter with the board on an ongoing basis.

Geography
The table below shows the change in the board’s geographic diversity over the past three years. Six of the nine nominated directors (67%) are Canadian and three of the nominated directors (33%) are from the US, compared to 70% and 30% three years ago.

	2020	2019	2018
Canada	67%	63%	64%
US	33%	37%	36%

Indigenous, disabled, visible minorities
We updated our diversity policy in 2020 to specifically include (in addition to women) Indigenous peoples, persons with disabilities and members of visible minorities, which are the four designated groups under the Canadian federal Employment Equity Act. While we don’t have targets for directors, we ask the directors to identify in a questionnaire whether they self-identify with any of these categories. None of the nominated directors self-identify as Indigenous, a person with a disability or a member of a visible minority.

In line with the updated diversity policy, the committee plans to consider these categories when recruiting new director candidates as part of our board renewal process.

Evolving our diversity program
Yamana is committed to diversity and inclusion at all levels of our organization, but we recognize there is room to improve. We are currently evaluating new initiatives aimed at increasing gender diversity at all levels of the company.

In 2020 we broadened our diversity policy beyond gender, to include Indigenous peoples, persons with disabilities and members of visible minorities. You can learn more about our inclusive hiring programs here https://bit.ly/38Oag8C and
https://bit.ly/3twGpcL.

We introduced unconscious bias training for the human resources group in 2019, and plan to roll it out to the board, senior management and employees in 2021. We are also in the process of developing diversity and inclusion goals and initiatives that we intend to implement across the organization. These are currently organized into three steps:

1. Create awareness
2. Build and maintain a diverse workforce
3. Cultivate and support an inclusive culture.

Leadership diversity
We are committed to the principles of diversity and the importance of gender diversity and diverse cultural, demographic and geographic backgrounds, age, skills and experience in building a strong leadership team.

We have not adopted a formal goal for gender diversity on our senior leadership team at this time, but we do track gender representation. In line with the updated diversity policy, we also plan to track representation by Indigenous peoples, persons with disabilities and members of visible minorities at all levels across our organization.

Gender diversity
The table below shows the change in our leadership diversity over the past three years. In 2020, the senior leadership team included 13 women (26%) at director level and above.

	2020	2019	2018
Senior vice presidents	1	1	1
Vice presidents	2	2	2
Directors	10	9	9
% of women in management	26%	24%	20%

In an effort to increase diversity in senior leadership roles, our human resources group ensures that all job postings are gender neutral. We ask our internal recruitment specialists and all third-party recruitment advisors to present a diverse list of candidates that includes factors like gender.

Local initiatives
Diversity and inclusion is critical at our mine sites and offices because it nurtures an environment where employees feel valued for their unique qualities which helps us build a high performing and engaged workforce. Local initiatives are tailored for each site in line with local legislation.

•In Chile, we are required to reserve 1% of the positions for people with disabilities. We have partnered with Descúbreme Foundation which focuses on training people with disabilities to improve their employability and fostering an organizational culture that values diversity and inclusion. We also try to hire locally as much as possible. At our El Peñón mine, we participate with the Industrial Association of Antofagasta in Chile in programs that support the inclusion of women and people with disabilities. Other committee work includes collaborations with the Ministry of Women, Ministry of Mining, and Ministry of Labor. We are also part of the apprentices program, supported by the National Service of Training and Employment (SENCE) and now have female representation.
•At our Minera Florida mine, we have been successful at recruiting women in leadership roles including the Head of Human Resources and Superintendent of Environment, as well as in technical, operational and supporting positions, like Operational Excellence Engineer, Environment Engineer, Resource Geologist, Quality Control Tech, Quality Analyst, Chemical Analyst, Specialized Mechanic, Dispatcher Operator and Mine Equipment Operator, Treasury Analyst, Accounting Analyst and Administrative Analyst.
•In Argentina at our Cerro Moro mine, 68% of our workforce is sourced locally and we have had some success with attracting female employees in operational roles.
•At our Jacobina mine, more than 95% of the employees are hired in the region of the mine. We have also been developing, since 2019, the Women's Sustainable Diversity Program that monitors the number of women employed at the site and career opportunities, with the objectives of increasing the number of women in all areas and providing better working conditions to them. There is a focus on enhancing recruitment strategies to ensure job vacancies are posted in gender-neutral language, with basic job requirements advertised through a variety of media to encourage applications from a wider variety of candidates. The company is leading the mining industry in Brazil in inclusion of employees with disabilities, with more than 5% of employees in this category. You can learn more about our inclusive hiring programs here: https://bit.ly/38Oag8C and https://bit.ly/3twGpcL.

In line with our diversity policy, we are striving to offer equal opportunities in our procurement sourcing, to encourage diverse suppliers to compete while adhering to our business ethics principles.

Leadership development
Our leadership development program is competency-based to drive improvement in leadership effectiveness. The program is designed to produce measurable and sustainable results on eight core leadership characteristics:

1. Act with honour and integrity
2. Build a high performance culture
3. Inspire, communicate, and engage
4. Create alignment and accountability
5. Focus on actions and outcomes
6. Drive profit and efficiencies
7. Build strategic partnerships and relationships
8. Exhibit superior technical and functional skills

Fair compensation
Human resources conducts an annual compensation review that is focused on scope of job, experience of the candidate, and skills. We specifically compare compensation of employees in similar job levels/roles. This analysis is conducted in our corporate office to ensure consistency, rigour, and a process free of local bias.

Shareholder engagement

Our approach to engagement
We proactively engage with shareholders about our executive compensation and governance practices. Our Executive Chairman, President and CEO, chair of the compensation committee, Senior Vice President of Human Resources, Senior Vice President, General Counsel an/or Senior Vice President of Health, Safety and Sustainable Development typically attend these meetings. Topics have included our approach to governance practices, our approach to executive compensation and shareholder concerns.

As part of our annual shareholder engagement program, we reached out to approximately 40% of the shareholder base in Canada, the United States and Europe. We took the opportunity to discuss the design of our framework for compensation and its alignment between company performance results and executive compensation, even more so now with the addition in 2019 of the TSR multiplier to our executive compensation program as a result of feedback from shareholders, which you can read about on pages 51 and 65.

We recognize that COVID-19 is a global pandemic, and will be holding our 2021 annual meeting as a live audio and video webcast. Shareholders will have an equal opportunity to participate at the annual meeting online regardless of their geographic location. At the annual meeting, shareholders will have the opportunity to ask questions of the board and management and vote on all matters put before the meeting.

Investor relations
We also have a robust investor relations program. Our Executive Chairman, President and CEO, CFO and other senior executives regularly meet current and prospective investors in one-on-one meetings, group meetings, investor conferences and site tours. The meetings generally include an investor presentation with updates on our strategic progress, operational and financial updates, and progress toward achieving our goals for the year.

Communicating directly with the board
Shareholders, employees and others can communicate directly with the board by writing to the board chair or the Lead Director c/o the Senior Vice President, General Counsel and Corporate Secretary:

Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower
Suite 2200
Toronto, Ontario M5J 2J3

Or email investor@yamana.com.

SERVING AS A DIRECTOR

Ethical conduct
We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Executive Chairman any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

We have adopted a code of conduct and governance policies (code) that apply to all directors, officers, employees and any third party acting on our behalf or representing Yamana such as contractors, agents and consultants.

The code signifies Yamana’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Yamana’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The audit committee reviews the code and other governance policies, updates them as necessary to reflect developments in law, regulation and professional ethics, and Yamana's commitments to communities.

The committee monitors compliance with the code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the code and acknowledge their support and understanding of it. In addition, twe have adopted a human rights policy that reflects Yamana’s commitment to acting in accordance with the Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. A copy of our human rights policy is available on our website.

All employees and directors are required to complete online training and annually certify that they:
•understand and agree to abide by the code
•will seek guidance if they are ever in doubt as to the proper course of conduct
•will report any action that appears inconsistent with the standards set out in the code
•are in compliance with the code, and
•are not aware of any potential misconduct under the code that has not been reported to appropriate Yamana management.

Further, our contractors and suppliers are provided with the code upon induction into the procurement process, to train their employees who perform work for Yamana.

Any incident of non-compliance must be reported immediately in accordance with the code. There are various communication channels, which can be used to report any potential or suspected violations of the code, law, regulation or policy, including concerns about accounting internal controls over financial reporting or other auditing matters. We have also established the Yamana Integrity Helpline, which is available in all languages and jurisdictions we operate in, so anyone including employees, contractors and suppliers can make a report anonymously via the website or a toll-free phone number.

A copy of the code is available on our website (www.yamana.com) and on SEDAR (www.sedar.com). The code is available in English, Spanish, French and Portuguese.

The board takes steps to ensure that directors and executive officers exercise independent judgment when considering transactions and agreements. It makes sure that directors and officers are familiar with the code and, in particular, the rules concerning reporting conflicts of interest. As of the date of this circular, no informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

Attendance
We expect directors to attend all board meetings and all of their committee meetings in person when possible. In 2020, almost all board and committee meetings were virtual because of COVID-19.

We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Executive Chairman, the President and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy in that directors who are residents of Canada or the US and are unable to attend at least 75% of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

Share ownership
We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 47.

Other directorships
We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

Skills matrix
The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

	John Begeman	Christiane Bergevin	Alexander Davidson	Richard Graff	Kimberly Keating	Peter Marrone	Daniel Racine	Jane Sadowsky	Dino Titaro
Board experience
Board experience
Audit committee experience
Governance committee experience
Sustainability committee experience
Compensation committee experience
Business experience
Senior level executives
Mineral exploration – experience in and understanding of mineral exploration activities
Mining operations – experience in and understanding of mining operations
Other extractive industries – experience in and understanding of natural resources other than what the company produces
Risk management – knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry
Sustainability – understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry
Finance / Accounting – understanding of financial statements and internal controls
Capital markets – experience or understanding of financial markets and how debt and equity capital are used as a financing resource
International business – experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures
Governance – experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization
Project management / Technical services – experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction

Director education
The corporate governance and nominating committee is responsible for director development and the Executive Chairman and the President and CEO provide input as appropriate.

Orientation
The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:
•written information about the duties and obligations of directors
•information about our business and operations
•opportunities for meetings and discussion with senior management and other directors.

Continuing education
The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives access to continuously updated materials on policies and other company information through a secure electronic portal. The board also conducts the following activities as part of the continuing education program:
•periodically canvasses the directors to determine their training and education needs and interests
•recommends and supports director participation in various independent learning courses
•arranges site visits for directors to see our facilities and operations
•encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance.
•supports membership in the National Association of Corporate Directors (NACD) and the Institute of Corporate Directors (ICD)
•provides financial support for board members seeking board education opportunities in governance, mining and other subjects relevant to Yamana’s business, including funding for seminars or conferences of interest and relevant to their position as a director and member of our board committees.

Board assessment
The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Executive Chairman about board operations and the performance of each director. The Executive Chairman and each committee chair also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

Term limits
We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Each director is assessed for the value of their contribution, and enforcing term limits would compel Yamana to potentially lose valuable resources.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy
Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Board renewal
The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix, diversity policy and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

There is regular and open dialogue between and among all directors about director requirements and characteristics of possible candidates, and a formal discussion at least once each year. The board does not, however, maintain a formal evergreen list. Occasionally, external search firms are consulted and relied upon for introductions to or vetting of potential candidates.

DIRECTOR COMPENSATION

Our director compensation is designed to be competitive with the market. The compensation committee did not recommend any changes to director compensation in 2020, and board compensation has remained unchanged since 2012.

The following peer group was used to benchmark director compensation for 2020 and is the group that would be used for any future reviews of director compensation.

• Agnico Eagle Mines Limited	• IAMGOLD Corporation	We use the same peer group to benchmark executive compensation. See page 63 to read more about the selection criteria.
• Alamos Gold Inc.	• Kinross Gold Corporation
• B2Gold Corporation	• Kirkland Lake Gold Ltd.
• Barrick Gold Corporation	• Lundin Mining Corporation
• Centerra Gold Inc.	• Newmont Corporation
• First Quantum Minerals Ltd.	• Teck Resources Limited

2020 Director fee schedule
Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. Directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. You can read more about DSUs on page 56.

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five business days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

Mr. Marrone is not compensated as a director because he is compensated in his role as Executive Chairman (see page 73).

Component
Retainers
Annual board retainer (all directors except the Executive Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers
• Audit committee	$20,000
• Compensation Committee	20,000
• Corporate governance and nominating committee	12,500
• Sustainability committee	12,500
Meeting fees (for each meeting attended)
• Board	$2,000
• Audit committee chair	2,000
• Audit committee member	2,250
• Compensation committee chair	2,000
• Compensation committee member	2,250
• Corporate governance and nominating committee chair	1,500
• Corporate governance and nominating committee member	1,750
• Sustainability committee chair	1,500
• Sustainability committee member	1,750
Consulting fees (per diem, at mine site)	$2,000

Director share ownership
We require each director to hold a minimum level of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board.

The corporate governance and nominating committee monitors compliance with the guidelines annually.

The Executive Chairman must meet our share ownership guidelines for executives (see page 59 for details).

We calculate share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of February 19, 2021.

	Director since	Common shares held[1] (#)	Common shares held[1] ($)	DSUs held[1] (#)	DSUs held[1] ($)	Book value of holdings ($)	Market value of holdings[1] ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
John Begeman	May 2, 2007	10,431	45,980	231,510	1,020,496	1,136,477	1,066,476	Yes	6.5
Christiane Bergevin[2]	September 1, 2014	—	—	366,240	1,614,386	1,186,349	1,614,386	Yes	9.2
Alexander Davidson	August 31, 2009	8,200	36,146	262,836	1,158,581	1,255,665	1,194,727	Yes	7.2
Richard Graff	October 16, 2007	43,949	193,727	231,510	1,020,496	1,275,431	1,214,223	Yes	7.3
Kimberly Keating	February 15, 2017	—	—	203,742	898,095	639,713	898,095	Yes	5.1
Peter Marrone[3]	July 31, 2003	2,776,659	12,239,513	3,440,811	15,167,095	41,551,791	27,406,608	Yes	25.5
Jane Sadowsky[2]	September 1, 2014	34,950	154,060	366,240	1,614,386	1,286,636	1,768,446	Yes	10.1
Dino Titaro	August 5, 2005	14,000	61,712	231,510	1,020,496	1,126,980	1,082,208	Yes	6.4
Average director holdings as a multiple of annual board retainer									9.7

Notes
1. The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$5.56 (US$4.41) on the TSX on February 19, 2021, and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7928 on that date.
2. Christiane Bergevin and Jane Sadowsky chose to receive their full annual board retainer in DSUs.
3. Peter Marrone’s current holdings are calculated as a multiple of his annual salary.

Director compensation table
The table below shows the compensation paid to directors for the year ended December 31, 2020.

In 2020, we paid a total of $1,651,782 in director compensation. Peter Marrone does not receive any director compensation because he is compensated in his role as Executive Chairman (see page 86).

	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	149,000	87,505	—	—	—	236,505
Christiane Bergevin	44,500	175,005	—	—	—	219,505
Alexander Davidson	128,500	87,505	—	—	—	216,005
Richard Graff	184,750	87,505	—	—	—	272,255
Kimberly Keating	119,167	102,085	—	—	—	221,252
Jane Sadowsky	60,000	175,005	—	—	—	235,005
Dino Titaro	163,750	87,505	—	—	—	251,255

Notes
Fees earned
Cash portion of retainer and fees.

Share-based awards
DSU portion of retainer. Grant amounts are made in US dollars.

All other compensation
Includes fees paid for mine site visits, when applicable. Does not include the value of DSUs granted as dividend payments.

The next table shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees		Total fees earned ($)
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)
John Begeman	87,500	12,500	34,000	15,000	149,000
Christiane Bergevin	—	—	28,000	16,500	44,500
Alexander Davidson	87,500	—	34,000	7,000	128,500
Richard Graff[1]	87,500	50,000	28,000	19,250	184,750
Kimberly Keating	72,917	—	28,000	18,250	119,167
Jane Sadowsky	—	12,500	34,000	13,500	60,000
Dino Titaro	87,500	20,000	34,000	22,250	163,750

1. Mr. Graff’s committee chair retainer includes amounts for audit committee chair and lead independent director.

Outstanding share-based and option-based awards
The table below shows the value of the DSUs held by each director as at December 31, 2020. None of the directors has outstanding options.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
John Begeman	–	–	–	–	–	–	1,321,922
Christiane Bergevin	–	–	–	–	–	–	2,091,230
Alexander Davidson	–	–	–	–	–	–	1,500,794
Richard Graff	–	–	–	–	–	–	1,321,922
Kimberly Keating	–	–	–	–	–	–	1,163,367
Jane Sadowsky	–	–	–	–	–	–	2,091,230
Dino Titaro	–	–	–	–	–	–	1,321,922

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.7854 on December 31, 2020.

Share-based awards
Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$7.27 ($5.71) on the TSX on December 31, 2020, and converted into US dollars using the exchange rate noted above.

Incentive plan awards – Value vested or earned in 2020
The table below shows the book value of DSUs vested or earned in 2020. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards – value vested during the year ($)	Share awards – value earned during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John Begeman	—	87,505	—
Christiane Bergevin	—	175,005	—
Alexander Davidson	—	87,505	—
Richard Graff	—	87,505	—
Kimberly Keating	—	102,085	—
Jane Sadowsky	—	175,005	—
Dino Titaro	—	87,505	—

3. Executive compensation

Message from the chair of the compensation committee

On behalf of the board of directors and the compensation committee, thank you for your continued support of our company. This year we welcome investors on the London Stock Exchange.

This past year presented a challenging and complex business environment associated with the COVID-19 pandemic, and Yamana rose to the challenge. Executive leadership took decisive action to ensure business continuity, mitigate supply chain risk, and above all, protect our people and the communities in which we operate, while continuing to advance the long-term strategy of creating value for shareholders. They have redirected significant time and effort to ensure the protection of our workforce and local communities through the provision and use of personal protective equipment at sites and in our surrounding neighbourhoods. They have engaged with local communities, state and national governments for the provision of medical materials and equipment. They are managing through the complexities of shift changes and operational processes to maintain distancing requirements and have accommodated for travel restrictions in certain jurisdictions. They have also enhanced the level of social contributions by procuring much-needed supplies for local hospitals and offering assistance and support with vaccination rollouts, all in an effort to become part of the solution to the crisis. During the entire period of the COVID-19 pandemic, while maintaining its operational levels, Yamana did not reduce our workforce at any time, or reduce pay or benefits. Arrangements were made to accommodate for as much work from home as possible. Results this year have been exemplary, with a substantive improvement in our financial position that has provided the flexibility to continue returning capital to shareholders through measured and sustainable dividend increases.

We have consistently received a strong score on our ‘say on pay’ advisory vote, including 92.5% last year. We continue to engage with our shareholders to clarify our pay for performance philosophy and to address any concerns with our executive compensation levels and design.

In response to investor feedback, in 2019 we added a TSR modifier to the incentive compensation plan formulas. The modifier can reduce short-term incentive awards and long-term incentive grants by up to 40% if Yamana’s total shareholder return (TSR) is below the 50th percentile (median) of our mining industry peers. Calculated short-term incentive awards can be reduced by up to 40% based on one-year TSR relative to peers, and long-term incentive grants can be reduced up to 40% based on three-year and five-year TSR relative to peers (equally weighted). You can read more about the modifier on page 65, and how it was applied to 2020 results. While this is only the second year using the TSR modifier, the committee is satisfied the construct is adding appropriate rigour to the determination of pay for our executive group.

Performance results for 2020

Fiscal 2020 will be remembered as a challenging year, but Yamana’s results excelled on several key measures, enhancing the robustness and resilience of our business for the future. Our production aligned with budget, our projects progressed, our mineral reserves and resources grew, and our health, safety, environmental, and community (HSEC) performance continued to meet high standards. We significantly improved our balance sheet and financial flexibility.

Highlights for the year:

•Adopted many protocols to ensure business continuity by safeguarding the safety and health of our employees and the communities in which we operate.
•Met or exceeded targets for gold and silver production, with costs in line with budget.
•Completed several strategic initiatives including the acquisition of Monarch Gold and a formal agreement for the integration of Agua Rica and Alumbrera.
•Realized significant value from the sale of our royalties portfolio.
•Realized cash flows from operating activities at a multi-year high, demonstrating a continually improved ability to earn increasing returns on assets.
•Recorded significant increases in our reserves and resources through our exploration program.
•Promoted the company’s goal of 'One Team, One Goal: Zero', and in 2020, reduced our TRIR by 14% compared to 2019.

Aligning compensation with performance

Applying the executive compensation framework for 2020, the compensation committee reviewed the scorecards established for the short-term incentive plan and long-term incentive plan, and applied the TSR modifier in the compensation plan formulas together with its “informed judgment."

Reviewing the corporate performance measures in the short-term incentive plan resulted in a score of 139.5% of target for all participants, including the named executives. The compensation committee and the board agreed that this score appropriately reflected overall company performance for the year and did not exercise its discretion to adjust the calculated score. Together with individual performance scores, short-term incentive awards for the named executives ranged from 139.5% to 142.7% of target. The TSR modifier did not result in any adjustment to the awards since one-year TSR was above the median of Yamana’s mining industry peers.

Reviewing performance under the long-term incentive plan scorecard resulted in grant values equal to 100% of target. The TSR modifier resulted in a downward adjustment of 12.5%. While three-year TSR was above the median of Yamana’s industry peers, five-year TSR was between the 25th and 50th percentiles. After the adjustment, long-term incentive grant values were equal to 87.5% of target.
Following the calculation of short-term and long-term incentive compensation values, with concurrence between Mr. Marrone and the board, Mr. Marrone elected to reduce his total incentive awards by an additional 20% of the long-term incentive and 40% of the short-term incentive. As a result, actual incentive compensation values were equivalent to 81% of the calculated values as determined by applying the executive compensation framework.

Executive Chairman compensation

Target compensation
For 2020, Mr. Marrone was eligible for target total compensation of $8,102,572, including a base salary of $1,629,813 a target short-term incentive award of 125% of salary ($2,037,266), a target long-term incentive award of 225% of salary ($3,667,079), pension of $550,062 (15% of salary + target short-term incentive) and all other compensation of $218,352 (3-year average).

Calculated compensation	Applying the compensation framework, Mr. Marrone’s calculated total compensation was $8,569,616, equal to 106% of target for the year.
Actual compensation
Following a further review of company performance and acknowledging total shareholder return over the past five years, within the context of informed judgment, with concurrence between Mr. Marrone and the board, Mr. Marrone elected to receive a 20% reduction of the long-term incentive and a 40% reduction of the short-term incentive. With this adjustment, actual total compensation was $6,906,066, equal to 85% of target and 81% of calculated total compensation.

President and CEO compensation

Target compensation
For 2020, Mr. Racine was eligible for target total compensation of $5,058,857, including a base salary of $1,030,000 a target short-term incentive award of 125% of salary ($1,287,500), a target long-term incentive award of 225% of salary ($2,317,500), pension of $347,625 (15% of salary + target short-term incentive) and all other compensation of $76,232 (3-year average).

Actual compensation	Applying the compensation framework, consistent with other named executive officers, Mr. Racine’s actual total compensation for 2020 was $5,412,754, equal to 107% of target for the year.

When evaluating actual compensation levels for the Executive Chairman, the board considers the relative alignment of pay and share price performance and the experience of shareholders. For 2020, the board notes that the Executive Chairman’s total compensation is up modestly from 2019, while total shareholder return for the same period is up considerably. Total shareholder returns over the past three years increased at almost double the rate compared to the Executive Chairman’s total compensation.

Changes for the 2021 compensation year

As part of its mandate, the compensation committee regularly reviews the executive compensation framework. There are two changes to note for 2021:

•We continue to implement this approach to protect our sites from the impacts of climate change, and in early 2021, Yamana formally adopted a board approved climate strategy, at the direction of the Executive Chairman, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. The strategy is underpinned by the adoption of two targets, including an aspirational net-zero 2050 target. We added a GHG reduction target to the 2020 compensation scorecard, and in 2021, both short and long-term incentives for executives will include specific measures that support our climate strategy.

•Yamana’s peer group will change to include Pan American Silver Corporation. The addition of this company to our existing peer group will allow us to compare our performance to a group of companies that, in aggregate, continue to reflect the size and complexity of Yamana’s business.

We continually look for ways to improve and align our disclosure with industry and market practices. At the beginning of every year, the board approves the annual incentive targets for the upcoming year based on the approved operating budget. We will include a description of any material changes to the executive compensation framework that are planned for the upcoming year, including changes to the annual and longer-term incentive plans, in our management information circular.

Preparing for the 2021 say on pay vote

As you prepare for the 2021 say on pay vote, I encourage you to take some time to read the compensation discussion and analysis in this circular.

If you have any questions about our executive compensation framework, the compensation decisions made for 2020 or other matters, please feel free to contact us by calling (416) 815-0220, or sending an email to investor@yamana.com.

Sincerely,

“Dino Titaro”

Dino Titaro
Chair of the compensation committee
Yamana Gold Inc.

How we think about return on capital

Mining industry shareholders continue to emphasize return on capital metrics to quantify and measure company performance. Aligned with the industry views, this has also been a focus and priority for Yamana, with a goal of optimizing the allocation of invested capital to deliver maximum returns to shareholders.

While there are many return on capital measures that focus on net income, cash flows or other financial performance, Yamana believes that for a capital-intensive, global mining company, net income is a volatile measure impacted by non-cash expenses, foreign exchange and taxes that may prove difficult to compare across companies and may be outside of management’s control.

Consequently, we believe that a return measure that focuses on cash flows is a better reflection of a mining company’s ability to effectively invest. Cash Flow Returns on Invested Capital (CROIC) are monitored against historical performance and our peers over certain periods of time ranging from one to five years. We believe CROIC measures provide the most meaningful indication of our capability to generate returns from our underlying assets. The cash flow from our operations can be reinvested in the business or be returned to shareholders. Our discipline to allocate capital to investments with the best risk-adjusted returns provides the option to both take advantage of organic investment opportunities within Yamana and to provide the flexibility to return capital to shareholders in the form of regular or special dividends. We use a gradual and progressive approach to dividend increases as our cash balances continue to increase from free cash flow, and successful and continuing initiatives to monetize our portfolio of non-producing assets and financial instruments. As our cash flows and cash balances increase, dividends will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. Consistent with our dividend policy and sustainability objectives, we have sufficient cash reserves on hand to support payment of the dividend at the increased level for three years. The cash reserve fund provides us with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment. Yamana will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the amount payable and dividend sustainability.

Within the producing portfolio, attention remains on the growth of mineral reserves and resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns. For non-producing assets, we focus on improving net asset values through exploration, drilling and rigorous technical/financial reviews. Since we have a disproportionately higher portion of our invested capital currently in non-producing assets, which has the effect of reducing our overall CROIC, we will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or monetizing the assets. Overall, this will result in a better-balanced portfolio of cash flow generating assets, which will improve our CROIC. Simply put, CROIC is a mathematical calculation of cash flows divided by invested capital, and by increasing the proportion of the portfolio that generates cash flows from operating mines and decreasing the denominator in the calculation of CROIC, we will deliver better and increasing CROIC.

Measures of cash return
Across the spectrum of potential cash flow measures, we focus on the following:

Operating cash flow before and after working capital	Operating cash flow after sustaining capital	Operating cash flow after sustaining, expansionary and exploration capital
•Most stable measure of cash flow returns on capital •Sets a baseline for assessment of other cash flow measures	•Returns tend to vary over time •Reinforces discipline on regular capital investment •Volatility of returns can be mitigated through stable production growth	•Most volatile measure •Reflects success of investing and creating value over the longer term

Performance is reviewed on a regular basis, and compared to the prior year, trending over the past three and five-year periods and relative to our historical cost of capital. We also review performance relative to peers, including and excluding non-producing assets as part of invested capital.

We consider these return measures by mine, across all of our operations, and on a consolidated basis. We have a disproportionate amount of our invested capital in large non-producing assets and our efforts are now focused on the strategic alternatives relating to assets that will improve our overall CROIC.

Link to executive compensation
Measures of CROIC are directly embedded in our compensation program. Within the short-term incentive plan, the various measures of cash flow referred to above are incorporated as a weighted component, viewed to be indicators of short-term performance and drivers of longer-term return on capital. Within the long-term incentive plan, grant values are determined after reviewing these return measures, including cash returns and earnings returns, relative to the prior year and historical levels and relative to peers. This framework is intended to create alignment between executive compensation, capital investment decisions and resulting returns through cash flow and earnings.

Looking forward
In any given year, we make investment decisions that will create value for shareholders in the future. We are focused on increasing value through improving cash flows and returns on invested capital and increasing net asset value. In that context, our development opportunities will be managed towards such increases and improvements, within the framework of our balance sheet objectives. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing. Agua Rica is a notable example of such strategic alternatives. In December 2020, we completed the Agua Rica and Alumbrera project integration with Glencore International AG and Newmont Corporation and a new partnership was formed to manage, develop and operate the project. The development will be pursuant to the plan contemplated in the agreement and by the partners, and the Agua Rica project will be developed and operated using the existing infrastructure and facilities of Alumbrera in the Catamarca Province of Argentina.

Consistent with our approach to committing capital, and returns, we consider projects for which after-tax returns are a multiple of its cost of capital, preferably double-digit, and as a rule of thumb exceeding 15%. However, acceptable returns are influenced by the level of project risk, such that a project with substantially reduced risk could be developed with a lower return.

COMPENSATION DISCUSSION AND ANALYSIS

Our named executives for 2020 are:

Peter Marrone, Executive Chairman
Daniel Racine, President and Chief Executive Officer (President and CEO)
Jason LeBlanc, Senior Vice President, Finance and Chief Financial Officer
Yohann Bouchard, Senior Vice President, Operations
Gerardo Fernandez, Senior Vice President, Corporate Development

EXECUTIVE COMPENSATION FRAMEWORK

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

Our executive compensation framework aligns with our annual and longer-term strategy, reflects compensation practices among industry peers and starts with a formulaic approach to compensation decisions.

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with experience in five key areas:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Dino Titaro (chair)	✓	✓		✓	✓
Kimberly Keating	✓	✓			✓
Richard Graff	✓	✓	✓	✓	✓
Christiane Bergevin	✓	✓	✓		✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have human resources and/or compensation experience as members of the compensation committees of other corporations.

A continuing focus on compensation governance

What we do
✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market
✓	Position target compensation around market median. We target compensation at the median of our compensation peer group for expected levels of performance
✓	Align executive and shareholder interests. We require senior executives (senior vice presidents and above) to own Yamana equity to align their interests with those of our shareholders
✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary)
✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is granted as PSUs
✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants
✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards
✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for external, third-party advice
✓
Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests

✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters
✓	Provide shareholders with a ‘say on pay’. We hold an annual advisory shareholder vote on executive compensation to receive feedback on this important issue
✓
Align variable compensation with TSR. We modify final short-term and long-term incentive performance scores to align with Yamana’s 1-, 3- and 5- year relative total shareholder return position against a group of peer companies to ensure alignment between executive compensation and performance

What we don’t do (see page 37 for details)
x	No hedging. We do not allow hedging of Yamana securities by any director, officer or employee
x	No re-pricing. We do not re-price stock options or other equity incentives
x	No clawback policy. We continue to monitor regulatory developments in our governing jurisdictions, but we do not currently have a policy.

Independent and objective advice
The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

In November 2015 the committee retained Willis Towers Watson as its independent advisor. They are independent of management, and well qualified in human resources and compensation matters.

The committee reviews the advisor’s independence every year. The committee confirmed Willis Towers Watson’s independence after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the U.S. Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors.

The committee based its 2020 decision on the following:
•Members of the executive compensation consulting team are not responsible for selling other Willis Towers Watson services to Yamana and receive no incentive or other compensation based on the fees charged to Yamana for other services provided by Willis Towers Watson or any of its affiliates.
•Any services provided to Yamana or management must be pre-approved by the committee to make sure the work does not compromise Willis Towers Watson’s independence and work with the committee.
•Willis Towers Watson’s executive compensation consulting team is separate and distinct from a team that assists Yamana’s management with an employee engagement survey every two to three years.
•The executive compensation consultants do not have a business or personal relationship with any of the compensation committee members or management, and do not own Yamana shares other than possibly through mutual funds.
•Willis Towers Watson has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

The table below shows the fees paid to Willis Towers Watson in 2020 and 2019 (in Canadian dollars).

Compensation advisory services	2020	2019
Executive compensation-related fees	$102,294	$112,276
All other fees	$—	$—
Total fees (C$)	$102,294	$112,276

Executive compensation fees in 2020 and 2019 were for advising the committee during the year.

Compensation risk management
As part of its role in overseeing the risk associated with executive compensation, the committee works with the independent advisor to review our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with pre-determined corporate performance measures and weightings, and threshold, target, stretch and maximum levels to cap the calculated scores and not encourage excessive risk-taking.

•Long-term incentive awards are based on a suite of leading performance indicators and a number of other considerations to determine the size of grant. The award is allocated at least 50% to performance share units (PSUs) and the balance to restricted units and/or options so awards vest and pay out at different times.

•The board can use informed judgment to adjust the compensation awards up or down as it deems appropriate based on its review and assessment.

•All decisions about executive pay must be approved by the board. The Executive Chairman recuses himself from any board discussions about the Executive Chairman’s pay.

•We do not allow any Yamana directors, officers or employees to hedge Yamana securities. We do not re-price stock options or other equity incentive awards. We continue to monitor regulatory developments on clawbacks in our governing jurisdictions.

In 2014, the committee completed a comprehensive review of compensation-related risks. Based on this review and the new executive compensation framework introduced in 2015, which continues to align with governance best practices, the committee believes that the structure and design of executive compensation do not incent the named executives or any employee who works in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company.

Share ownership
We require senior vice presidents and above, including the named executives, to own at least two times their annual salary in Yamana equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Executive Chairman and the President and CEO must hold three times their annual salary. Executives can count common shares and RSUs (and DSUs for the Executive Chairman and President and CEO) toward meeting the guidelines.

Executives are required to meet the guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of assuming the position, and must maintain the minimum requirement throughout their tenure as a senior executive. As at February 19, 2021, our Executive Chairman holds 25.5 times his base salary and the President and CEO holds 4.4 times his base salary in Yamana shareholdings.

The compensation committee reviews compliance at least once a year, usually in the first fiscal quarter following year-end. It uses the current market value or the book value, whichever is higher, to calculate the values for compliance.

We do not currently require the named executives and other named executives to maintain their share ownership after retiring or leaving the company, but the committee will continue to consider this requirement in the future.

The table shows each named executive’s share ownership as at February 19, 2021.

	Target	Salary ($)	Common shares held [1] (#/$)		RSUs / DSUs held [2] (#/$)		Book Value of holdings ($)	Market value of holdings [3] ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Executive Chairman	3x	1,629,813	2,776,659	12,239,513	3,440,811	15,167,095	41,551,791	27,406,608	Yes	25.5
Daniel Racine President and Chief Executive Officer	3x	1,030,000	572,653	2,524,254	451,761	1,991,362	4,352,094	4,515,617	Yes	4.4
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2x	401,700	157,194	692,911	133,051	586,489	1,063,784	1,279,400	Yes	3.2
Yohann Bouchard Senior Vice President, Operations	2x	401,700	159,292	702,159	138,023	608,405	1,196,300	1,310,565	Yes	3.3
Gerardo Fernandez Senior Vice President, Corporate Development	2x	401,700	209,851	925,023	137,192	604,742	1,475,008	1,529,766	Yes	3.8
Average executive holdings as a multiple of annual salary										8.0

Notes
1. The value of common shares has been calculated using market value.
2. The value of RSUs and DSUs has been calculated using market value.
3. The market value of holdings is the total holdings multiplied by Cdn$5.56, the closing price of Yamana shares on the TSX on February 19, 2021. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7928 on that date.

Decision-making process

Beginning of the year
Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the named executives The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures	Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards
Monitor corporate performance against these measures throughout the year
Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach
Review the design of incentive plans and the selected performance measures to:
· consider potential payouts under different performance scenarios
· make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year
At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance	Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings
The President and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position
The independent advisor prepares a comprehensive report that includes the following:
· a review of our compensation peer group
· a comparison of named executive compensation relative to peers to determine the market positioning of
– base salary
– target total cash compensation
– target total direct compensation
– target pay mix

7. Review relative TSR performance

8. Review past pay levels	Review historical pay for performance for the named executives for the previous three years

9. Award compensation	The Lead Director and the board review the Executive Chairman’s performance
The committee reviews the President and CEO’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval
The President and CEO reviews the performance and compensation of the other named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year’s salary for review and approval by the chair of the compensation committee (as delegated by the board)

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles, which were approved by the board and form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy.

Pay for performance
The majority of what we pay our executives is variable (at risk), and contingent on Yamana's performance to promote the achievement of our annual and longer-term strategies. The proportion of pay at risk increases with each executive level, and a significant portion of variable pay is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

Target mix of total direct compensation elements
The graph below illustrates that at least 70% of senior executive target compensation is at risk. The actual mix of compensation depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the President and CEO and other named executives are reviewed annually against a group of mining industry peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

Each year, the committee reviews and approves the peer group to ensure the market sample remains relevant for compensation benchmarking. Selection criteria used to define the universe of potential peers includes:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies headquartered in Canada or the US	Our market for talent includes peer companies in Canada and the US
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries and focused primarily on the gold mining industry	We typically source and lose executive talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Yamana by revenue, market capitalization, assets, gold production and total production	Relative positioning of company size aligns with positioning of target compensation at the median of the competitive market
Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to executive roles with similar scope of complexity and responsibility

Compensation peer group
Applying the selection criteria above, the compensation peer group consists of the following 12 mining industry companies.

• Agnico Eagle Mines Limited	• IAMGOLD Corporation
•All peers are publicly traded
•92% Canadian headquartered / 8% U.S.
•All peers within the mining industry
− 75% Gold
− 25% Diversified Metals & Mining
•Across the various size measures, Yamana is positioned around median of the sample
•All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

• Alamos Gold Inc.	• Kinross Gold Corporation
• B2Gold Corporation	• Kirkland Lake Gold Ltd.
• Barrick Gold Corporation	• Lundin Mining Corporation
• Centerra Gold Inc.	• Newmont Corporation
• First Quantum Minerals Ltd.	• Teck Resources Limited

The table below compares Yamana’s size relative to the peer group on five indicators. All financial information was collected from S&P Capital IQ in Canadian dollars.

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (3 month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000 ounces)	Total production (last fiscal year) (000 ounces) *
75th percentile	$8,367	$21,575	$38,679	$2,209	$2,454
Median	$3,567	$11,170	$10,637	$817	$1,194
25th percentile	$2,184	$5,061	$4,799	$306	$879
Yamana	$1,989	$6,961	$10,732	$780	$901

* Total production reflects gold equivalent ounces, including gold, silver and copper production.

For 2021, the committee approved a change to the compensation peer group, adding Pan American Silver Corporation. During the annual review of the compensation peer group, this organization was identified as a reasonable comparator, having met all of the defined selection criteria and increasing the overall sample size to 13 companies.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2020

TSR modifier
We introduced a TSR modifier in 2019 that adjusts the value of calculated short-term incentive awards and long-term incentive grants based on Yamana’s total shareholder return (TSR) relative to our compensation peer group over multiple performance periods. See page 63 for information about our compensation peer group, which is made up of mining industry peers. Adjustments are downward only.

Base salary

2020 salaries for Peter Marrone, Daniel Racine, Jason Leblanc, Yohann Bouchard, and Gerardo Fernandez reflect a moderate increase of 3%, commensurate with prevailing market conditions.

In all cases, the committee benchmarked the executive salaries to the market, and validated its findings and recommendations for salary adjustments with its external compensation consultant (see page 63).

	2019 base salary ($)	2020 base salary ($)
Peter Marrone	1,582,342	1,629,813
Daniel Racine	1,000,000	1,030,000
Jason LeBlanc	390,000	401,700
Yohann Bouchard	390,000	401,700
Gerardo Fernandez	390,000	401,700

Short-term incentive awards

Short-term incentive awards are based on an assessment of corporate and individual performance, within a range of 0% to 200% of a named executive’s target award, calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2020
At the beginning of the year, we set corporate and individual performance measures and targets that support our corporate strategy. At the end of the year, performance is assessed against those measures and targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2020 corporate score
Corporate performance is measured across five categories. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on our annual business objectives. Threshold, target, stretch and maximum levels of performance are defined for the various measures at the start of the year as part of the annual budget process.

2020 corporate performance was evaluated for each of the performance categories and measures, by reviewing actual results within a pre-defined performance scale. Target and actual results reflect our consolidated operations.

The 2020 corporate performance score was calculated at 139.5%, based on the achievement of specific goals in five key areas: operational, financial, exploration, HSEC and business development.

After an additional review of company relative total shareholder return performance, market conditions and share price performance, the committee and board approved the calculated corporate performance score and chose not to use their discretion to make an adjustment because they felt the calculated score appropriately reflected 2020 performance.

Performance scale
Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

See page 69 for a discussion of this year’s performance measures and results.

2020 scorecard
The table below summarizes the weighted categories and measures to evaluate performance for 2020.

The measures and targets are derived from and compared to the board approved budget. Certain measures such as production, cash flows, and resources are calculated on a per share basis, although as the shares outstanding did not change, the aggregate and per share results were the same.

	Measure	Weight	Description	Rationale
Operational	Gold production	21.5%	Total ounces of gold produced	Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning/execution cycle. As part of ongoing analysis, the relative weighting of gold, silver and copper production are set each year to ensure that production of various metals is reflective of their contributions to the company based on proportional expected revenue generation by each metal.
25% weight	Silver production	3.5%	Total ounces of silver produced
Financial	Cash flow	12.5%	Total cash flow from operations before net change in working capital	The ability to produce strong operating cash flow throughout the commodity price cycle ensures sustainability of our business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of our control.
30% weight			Total cash flow from operations after working capital changes and sustaining capital
			Total cash flow from operations after net working capital changes and sustaining capital, interest and dividend payments
	Co-product all-in sustaining cash costs	7.5%	Co-product all-in sustaining cash costs from continuing operations per ounce of gold, excluding hedges	We believe that co-product all-in sustaining cash costs represent the primary metric defining the company's efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.
	Cash flow returns on invested capital	10.0%	Cash flow returns on invested capital (see page 48) achievements in the current year against the average of the previous three years	The company's objective is the maximization of cash flow returns on invested capital, first on producing and then non-producing assets. Within our producing portfolio, the focus remains on the growth of mineral reserves and mineral resources resulting in mine life extensions. For non-generating cash assets, we look at value and return maximization. We will also consider alternative options for generating returns on the non-producing portion of its portfolio from the monetization of those assets.

Exploration	Exploration indicators	15.0%
Across all indicators, consideration will be given to the quality of new discoveries, taking into account the specific grade, proximity to mine, degree of difficulty to extract, and in relation the corresponding life of mine position.
2020 indicators:
•mineral reserve replacement of gold and silver
•number of mines replacing ounces
•increase in mineral resources
•comparison of mine life index.

Mineral reserve and resource replacement and growth target is as of December 31.

We believe that it is important to measure mineral reserve and resource replacement and growth globally and on a mine-by-mine basis.

We recognize that not all gold ounces have equal rating: the discovery and conversion of new ounces at producing mines may have more bearing than mineral reserves and resources elsewhere. The board will consider:
•the quality of the ounces
•where the ounces occur in relation to where they have been depleted
•whether the ounces are associated with any business development opportunities like a potential acquisition or sale of assets.

Life of mine index compares the year-over-year annual average company-wide life of mine based on proven and probable reserves.
Mineral reserve and resource replacement and mineral reserve growth are key to maintaining and improving shareholder value. Mineral reserve replacement is an annual goal that is measured by the development of new resources that are evaluated for mineral reserve classification. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. As such, mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is aptly considered a stretch goal.
15% weight

Health, safety, environment, community (HSEC) 15% weight	HSEC Performance Index	5.0%	The HSEC Performance Index, a leading metric, will include ‘penalties' if lagging performance worsens, but places the emphasis on HSEC improvements. This index is primarily comprised of HSEC Improvement Plans, which are developed annually on a site level basis, and approved corporately, focusing on leading indicators to improve performance on key health and safety, environment and community indicators. In order to achieve target level performance, all sites must complete 90% of their HSEC improvement plan, in addition to no fatalities, or significant environmental or social incidents, and maintain the current TRIR of 0.57. If all sites do not meet 90% of their HSEC improvement plan and/or there is a worsening of TRIR of greater than 5%, the score for this metric is zero. A significant incident is a fatality, or social or environmental incident level 4 or higher. A fatality based on an industrial event at the mine, plant or otherwise related to operations would result in a failure to meet threshold level performance and score a zero on this measure. Factors that are outside the control of the company and not related to operations would not be considered.	Our vision of “One Team, One Goal: Zero” is a clear indication that creating value includes managing any potential impacts we may have on our employees, our communities and the environment, and enhancing our social license.
	HSEC performance	10.0%
Well-implemented HSEC systems will reduce risk and improve our HSEC performance. We include the performance of our contractors in assessing our overall health and safety performance.

2020 indicators:
Site-specific (all sites must comply in order for the indicator to be considered completed)
1. Reporting of High Potential Incidents of Low Actual Consequence as well as their completed investigations.
Corporate
2. Implementation of Year 1 of the Responsible Gold Mining Principles
3. Implementation of Mining Association of Canada's Towards Sustainable Mining Guidelines
4. Update of Tailings Standard to global best practice
5. 10% reduction in absolute GHG emissions

Business and corporate development	Strategic initiatives		Demonstrate value accretion	Business and corporate development initiatives support the corporate strategy for 2020.
15% weight			Technical service

The following pages summarize the calculation of our corporate performance for 2020, which resulted in a total score of 139.5%.

Target and actual results reflect our consolidated operations.

The targets were derived from and compared to the board approved budget. Certain measures such as production, cash flows, and resources are calculated on a per share basis, although as the shares outstanding did not change, the aggregate and per share results were the same.

Specific to the unique challenges associated with the global COVID19 pandemic in 2020, the compensation committee, at its discretion, was granted the use of its informed judgement to adjust the final short-term incentive score +/-15% as it may deem appropriate, based on its qualitative review and assessment of management’s actions to effectively steer the company through the crisis. The assessment was in relation to, but not limited to, how management protects its people, the business and its communities, promotes effective and comprehensive health and safety protocols, how these actions may impact potential trade-offs relating to the achievement of production and/or financial measures, the delivery of production within the defined budget objectives, and the maximization of cash flows, free cash flows and financial returns. Upon final assessment of the performance of the company and its management in 2020, informed judgement associated with this provision was not applied in the calculation of executive compensation.

	Operational (25%)	Financial (30%)	Exploration (15%)	Health, safety, environment and community (15%)	Business corporate development (15%)	Total (100%)
Score	27.6%	52.5%	16.9%	20.0%	22.5%	139.5%

Operational (25% weight)										27.6%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Gold production (000 ounces)	742	781	801	820	780	98%	x	21.5%	=	21.1%
Silver production (000 ounces)	9,444	9,941	10,189	10,438	10,366	185%	x	3.5%	=	6.5%
Met consolidated 2020 production budget for gold and exceeded budget for silver, despite the operational difficulties introduced as a result of the COVID-19 pandemic. Silver production significantly outperformed at 4% higher than budget.
•Jacobina: All-time high full year production of 177,830 ounces, exceeding budget by nearly 5%.
•El Peñón: Highest yearly production since rightsizing the operation in late 2016. Gold production for full year production was 160,824 ounces. Further, silver production of 4.9M ounces exceeded budget by 20.9%.
•Canadian Malartic: Produced 284,317 ounces (50% basis) for the year, exceeding budget by 3.1%.
•Minera Florida: Produced 89,843 ounces of gold for the year, exceeding budget by 7.6%, the highest production levels since 2016.
•Cerro Moro: For the year, Cerro Moro was heavily impacted by the high number of COVID-19 cases in Argentina, including an increase in cases in communities near the operation. While the mine operated continuously during the year subsequent to the government-mandated shutdown in March, travel protocols were tightened and rosters significantly reduced to protect the health and safety of employees and communities. Challenges related to COVID-19 have persisted in the first quarter of 2021, but we expect the situation to normalize as the vaccination program ramps up in Argentina.

Financial (30% weight)										52.5%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
Cash flows ($000s):					Average	200%	x	12.5%	=	25.0%
From operations before net change in working capital	556,903	586,214	600,869	615,524	697,271	200%
from operations after sustaining capital	349,505	367,900	377,098	386,295	489,743	200%
from operations after sustaining capital, interest and dividends	253,040	266,358	273,017	279,676	375,942	200%
Co-product all-in sustaining cash costs ($ per gold ounce)	1,134	1,080	1,053	1,026	1,080	100%	x	7.5%	=	7.5%
Cash flow returns on invested capital (CROIC) achievements in the current year against the average of the previous three years	Equal to the average of the previous three years	110% of the average of the previous three years	120% of the average of the previous three years	130% of the average of the previous three years	194%	200%	x	10.0%	=	20.0%
Cash flow is viewed from a number of different perspectives, and we take various approaches in our assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices, which will differ in the comparison. While cash flows are impacted by metal prices, co-product all-in sustaining costs (AISC) is a measure that is more within our control as it is not impacted by metal prices. All-in sustaining cost metrics reflect our ability to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value.

•In 2020 we successfully achieved the maximum score for all three of our cash flow targets. Results were predominantly impacted by higher gross margins due to favourable and higher-than-budgeted metal prices along with the company’s stable costs.
•Overall, 2020 AISC were in line with target, resulting in a near-target payout on the metric. Full year AISC were impacted by lower production at Cerro Moro, resulting from the re-imposition of national safety measures in Argentina in December. The company had also anticipated that more production from Barnat at Canadian Malartic would be classified as commercial production, and as costs for such production were expected to be lower than the company's average, overall costs would have been positively impacted. With more pre-commercial production from Barnat, costs were not positively impacted, but the margin generated from Barnat’s pre-commercial production was treated as a reduction to expansionary capital. This significant cash flow benefit resulted in the reduction of expansionary capital for the year by a further $14 million compared with plan. The net results of the modestly higher costs and lower expansionary capital was neutral, and consequently had little impact to overall generation of cash flows for the year.
•In 2020, we successfully increased CROIC, and exceeded the average for the last three years by 194%, demonstrating a continually improved ability to earn returns on assets. The positive results were benefited by higher gross margins due to favourable and higher-than-budgeted metal prices along with the company’s stable costs.

Exploration (15% weight)									16.9%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement	Weight		Score
Mineral reserve replacement
Gold (000 ounces)	513	540	554	567	545	119%	2.6%	=	3.0%
Silver (000 ounces)	11,400	12,000	12,300	12,600	6,307	—%	0.5%	=	0.0%
Number of mines replacing ounces	25%	50%	75%	100%	50%	100%	3.0%	=	3.0%
Increase in mineral resources (000 ounces)	532	560	574	588	586	193%	3.0%	=	5.8%
Comparison of mine life index (years)	8.2	9.2	10.2	11.2	9.6	120%	3.0%	=	3.6%
Advancement of the generative exploration program
Drill results	Generate positive drill results on a Tier 2 project that will allow exploration to set an inferred resource target for 2021. The positive drill results on Tier 2 should have a drill defined mineral envelope with > 300 k oz Au Equivalent.				Below threshold	—%	1.5%	=	0.0%
Drill intercepts	Generate significant new drill intercepts in a new zone on either of the Tier 1 projects (Monument Bay, Lavra Velha) to demonstrate potential for a new mineralized zone. The significant new drill results should be 2 or more intercepts with grams Au Eq* metres > 10				Target	100%	1.5%	=	1.5%
•Although the number of ounces could have supported a slightly higher rating and number, the quality of ounces was considered in determining the performance against this indicator. Announced significant exploration updates at Jacobina, El Peñón and Minera Florida. Announced positive drill results from infill and expansion drilling on the East Gouldie deposit at Canadian Malartic.
•Mineral reserves for gold at YE 2020 remained stable on a consolidated basis at the five 100% YRI mines. Strong reserve growth after depletion of 314,000 ounces of gold at Jacobina and full depletion replacement at El Peñón for the third year in a row offset depletion at Canadian Malartic, Cerro Moro and minor depletion at La Florida.
•Mineral reserve depletion was replaced with new reserve growth of 0.3% on a consolidated basis.
•Inferred mineral resources saw strong growth (27%) of 2.185 million ounces of gold on a consolidated basis at all five mines, largely driven by East Gouldie at Canadian Malartic, although resource expansions at Jacobina, El Peñón and Minera Florida gave a consolidated growth of 6% in inferred resources at the four 100% Yamana owned sites.

Health, safety, environment and community (HSEC) (15% weight)										20.0%
	Threshold 50%	Target 100%	Stretch 150%	Maximum 200%	Result	Achievement		Weight		Score
HSEC Performance Index Total recordable injury frequency rate (TRIFR) reduction (%)	1) all sites =/> 90% of their HSEC improvement plan	sites =/> 90% of their HSEC improvement plan	1) all sites =/> 90% of their HSEC improvement plan	1) all sites =100% of their HSEC improvement plan	84%	—%	x	5.0%	=	—%
	2) =/< 5% increase in TRIR (maximum 0.60)	2) TRIR = 0.57	2) =/>2.5% improvement in TRIR (0.555 or lower)	2) =/>5% improvement in TRIR (0.54 or lower)	0.49%	—%
HSEC performance Achievement of HSEC indicators	100% of 2 indicators	100% of 3 indicators	100% of 4 indicators	100% of 5 indicators	100% of 5 indicators	200%	x	10.0%	=	20.0%
Achievement of HSEC indicators is determined based on the number of indicators completed:

Site-specific (all sites must comply in order for the indicator to be considered completed)
1. Reporting of High Potential Incidents of Low Actual Consequence as well as their completed investigations.
Corporate
2. Implementation of Year 1 of the Responsible Gold Mining Principles
3. Implementation of Mining Association of Canada's Towards Sustainable Mining Guidelines
4. Update of Tailings Standard to global best practice
5. 10% reduction in absolute GHG emissions

HSEC Performance Index results were below threshold as one site was unable to complete one of the indicators related to community relations. This is primarily due to COVID-19 impacts at the site which required the team to switch their focus to more immediate matters to assist the community.
HSEC Indicators achieved maximum results as the company completed 5/5 indicators in this category.
•Reporting of HPIs: All sites met or surpassed their HPI reporting targets, which include incident investigations. These are leading indicators aimed at preventing incidents before they occur as well as reducing repeat incidents.
•Year 1 Responsible Gold Mining Principles (RGMP): The Year 1 requirements of this new framework were completed and externally assured by a third party. This framework covers 10 principles which were created by key industry stakeholders to define what constitutes Responsible Mining.
•Implementation of Toward Sustainable Mining. The Year 1 requirements of Mining Association of Canada's Towards Sustainable Mining Protocols were completed at all sites and the corporate level and reported to the Mining Association of Canada. This is a globally recognized sustainability program that supports mining companies in managing key environmental and social risks.
•Update of Tailings Standard: In 2020 a review of the Yamana Tailings Standard, as well as the updates planned for 2020 were completed. This included a gap analysis against the Towards Sustainable Mining Protocol, review of site tailings management systems, developing a new risk assessment and communication process, definitions of commitments and performance objects, definitions of key components of tailings management strategy.
•10% reduction in GHG emissions: The company was successful in reducing total GHG emissions across our operations by 13%.

Business and corporate development (15% weight)					22.5%
	Targets	Achievement		Weight	Score
Demonstrate value accretion	Advancement and execution of value improvement from the company's royalty portfolio.	150%	x	15.0%	22.5%
	Advancement of efforts to monetize several of the company's opportunities, such as Equinox, to bring additional funds into the treasury.
	Improvement to the re-weighting of the company’s portfolio of assets in favour of producing mines that generate cash flow; with a move to monetize identified non-cash flow generating assets.
	Limit impact of export taxes and retentions payable on assets/fund repatriations in Argentina.
Technical services (projects)	Advancing additional value creation from Agua Rica.
Completed the sale of the royalty portfolio in Q2 2020 for a total consideration of USD 65 million, including USD 20M cash and USD 45M in shares of new company Nomad Royalty. Monetized a portion of the portfolio for 25MCAD in Q4 in a bought deal at a 22% premium to the value of shares at the time of sale of the royalties. Remaining equity interest has realized a 15% plus upside on shares valuation based on company in 2020 and leveraged for further value creating as Nomad Royalties improves its multiples and executes its growth strategy.
Equinox position partially monetized in H1 through an innovative bought deal transaction structure including shares and warrants for initial consideration of CAD 120M. Part of the residual position monetized in Q3.
Completed the acquisition of Monarch Gold adding the Wasamac and Camflo properties to the Yamana Portfolio. Completed JV agreement with Argentinian company to advance the Suyai project through the permitting and social licencing process to further extract value from the asset. Received an offer and agreed term sheet for Don Sixto in Argentina with Patagonia Gold. For ADLF worked with several parties and received offers for the asset. Successfully improved NAV perception in the market and achieved the listing in the LSE market aimed to improve valuation of the company's portfolio. Consensus net asset value estimates approximately doubled from YE 2019 to YE 2020, with only approximately 40% estimated to be due to increase in gold and silver price assumptions.
Negotiations with Federal Government advanced on the creation of a framework for export taxes for MARA suggested by Yamana. The preliminary agreement is the application of a progressive rate of export tax, effectively limiting the impact on value for AR. In addition to this the Argentinean authority firmed the export tax for concentrates at 4.3%, eliminating the mechanism that had a variable tax depending on FX variations and which had the potential of having an impact of 8%. The preliminary agreement is expected to be formalized in 2021.
Completed an update of the MARA Feasibility Study (PFS-B) that demonstrated significant improvements in value (NPV) and reduction of risks in several areas. Further optimizations during the Feasibility Stage work advanced optimization studies to unlock further value from processing and mine planning improvements which continue to be developed for the FS. Completed the formal JVA agreement integrating Agua Rica with Alumbrera. Completed pre-marketing process to showcase project in Asia and Europe looking for strategic partners.
Overall score (out of 100)					139.5%

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See page 98 for details.

Performance is considered on a per share measure
We consider performance under our short-term incentive plan on a per share measure. Our share count was unchanged in 2020 (other than very modest changes based on approved share compensation), so our per share performance and aggregate performance are the same. Information is presented in aggregate rather than per share in the balanced scorecard for the short-term incentive plan for comparison purposes to the prior year although the measure was considered, and will be considered, per share. There may be occasions in certain circumstances in which per share measures will not accurately reflect performance. An example would be an acquisition of a pre-production asset for shares, which would increase the share count but decrease cash flows per share. In those situations, the per share measure will be taken into account, but some consideration will be given to the aggregate. Mostly, per share measuring is used in production, cash flows and mineral reserves.

2020 individual performance

We assess performance against quantitative and qualitative goals set for each individual at the beginning of each year. Goals are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the performance of the Executive Chairman and the President and CEO and recommends individual scores to the board for approval. The President and CEO assesses the performance of the other named executives and recommends the individual scores to the compensation committee for review and approval. The board assesses the named executive’s contribution to the corporate balanced scorecard for the short-term incentive and the executive’s individual performance against quantitative and qualitative goals that were set at the beginning of the year. The board then uses its informed judgment to assign an individual performance score. The target is 100%, but individual scores can range from 0% to 200%.

For 2020 individual performance, the board considered the achievements of each named executive in the context of the 2020 short-term incentive balanced scorecard in relation to items within their control, their individual accountabilities and their individual goals.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2020. Based on individual performance and contributions to overall company performance, named executives received an individual score of 139.5% to 150% of target.

Achievements in 2020	Score (%)
Peter Marrone
•Provided critical leadership allowing quick and decisive action in order to respond to the pandemic during a fluid and fast-moving environment. Yamana quickly adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the safety of employees, contractors and host communities.
•In consultation with executive management and the board, established protocols and directives for the implementation of precautionary measures to battle the COVID-19 pandemic, such as physical distancing, enhanced health-screening, contact tracing, testing, and quarantine procedures, which have all been fully embedded across our operations.
•Delivered strategic direction to advance a high quality, diversified portfolio of long life assets, lower geopolitical risk, favourable cost position, an increasingly strong balance sheet with increasing cash flows and a track record of consistency.
•Drove the board approved adoption of a climate strategy to demonstrate our commitment to the transition to a low-carbon future, including the addition in 2020 of GHG reduction targets.
•Directed continuing advancements on our ESG strategy and governance model, including risk management, the continued link of sustainability indicators to compensation, and executive and board level oversight of sustainability topics.
•Completed several strategic initiatives including the acquisition of Monarch Gold and a formal agreement completing the integration of Agua Rica and Alumbrera.
•Realized significant value from our royalties portfolio, including the sale or monetization of assets.
•Achieved cash flows from operating activities to a multi-year high, including periods with considerably more production from mines that have since been divested or discontinued. Operating cash flow was 200% higher than 2019.
•The substantive improvement in financial position has provided the flexibility to continue returning capital to shareholders through measured and sustainable dividend increases. Dividends increased every quarter during 2020 and have aggregated to nearly $1 billion paid over 13 years.
•Listed Yamana on the London Stock Exchange.
•Supported an exploration plan that recorded substantial increases at Jacobina and El Peñón and realized significant increases in our mineral resources, particularly with the purchase of Monarch Gold and exploration at East Gouldie at Canadian Malartic.

139.5% Between meets and exceeds expectations

Daniel Racine
•Facilitated the implementation of COVID-19 protocols and directives as created by the Executive Chairman in consultation with the executive management and the board, to ensure the safety and health of our employees and the communities in which we operate.
•Exceeded the original guidance on full year production of 890,000 GEO, and was within three per cent of the company's revised guidance with 901,155 GEO produced.
•Improved our gold mineral reserves and increased mineral resources with an increase of over 800,000 ounces.
•Significantly increased our CROIC results, exceeding the average for the last three years by 194%, demonstrating a continually improved ability to earn increasing returns on assets.
•Incrementally improved our operating earnings, which surged to $702.4 million in 2020, a 96% year-over-year increase
•Promoted the company’s goal of 'One Team, One Goal: Zero'. The company's Total Recordable Injury Rate was 0.49 for the full year 2020, representing a 14% decrease from the 2019 result.
•Successfully completed our first year of implementation of objectives associated with the Mining Association of Canada’s Towards Sustainable Mining Framework.
•There were no fatalities in 2020, and the company experienced no significant environmental or social incidents. Year-over-year improvements in health and safety results have been reinforced by the movement from a focus from lagging to leading HSEC metrics, resulting in continuing strong performance in these areas.
139.5% Between meets and exceeds expectations
Jason LeBlanc
•Maintained all financial processes and timelines during COVID-19 including budgets, strategic planning, financial reporting and planning and analysis.
•Adapted key processes and technologies in response to COVID-19, including supply chain management, work from home technology preparedness, internal audit and SOX execution changes and enhanced cyber resiliency.
•Transitioned our Brazilian operations to our integrated enterprise resource planning (ERP) system
•Increased frequency for investor marketing during the year and in new online format.
•Provided leadership for strategic corporate initiatives including planning, execution and integration of corporate transactions during the year for royalty portfolio monetization, Equinox unit offering, Monarch Gold acquisition, LSE listing and MARA integration.
•Promoted strong financial position resulting in positive outlook on our S&P credit rating.

139.5% Between meets and exceeds expectations
Yohann Bouchard
•Executed operational changes quickly to maintain a satisfactory level of production and operating costs while maintaining an excellent performance in health and safety during the COVID-19 pandemic.
•Met consolidated 2020 production budget for gold and exceeded budget for silver, despite the operational difficulties from COVID-19. Silver production significantly outperformed at 4% higher than budget.
•Results at each of our sites exceeded budget, with the exception of Cerro Moro, which was hindered by a high number of COVID-19 cases and a government-mandated shutdown and restrictions.
•Improved our succession plan to ensure the continuity of our operations.
•Led strong performance by our Technical Services group, which provided consistent support to operations despite travel constraints, with the optimization of the mining plan and the refinement of the block model.
•Improved our practices relating to the planning of our maintenance activities and inventory management.
•Launched various projects related to the improvement of our operating practices and the safety of our employees.

150.0% Fully exceeds expectations
Gerardo Fernandez
•Completed the sale of the royalty portfolio in Q2 for a total consideration of USD 65 million, including USD 20M cash and USD 45M in shares of new company Nomad Royalty.
•Completed the acquisition of Monarch Gold, adding the Wasamac and Camflo properties to the Yamana Portfolio.
•Completed the formal JVA agreement integrating Agua Rica with Alumbrera. Advanced additional value creation at Agua Rica, including updates and improvements identified through additional pre-feasibility work.
•Completed JV agreement with Argentinean Company to advance the Suyai project through the permitting and social licencing process.
•Advanced discussions with the Argentinean Government to create a competitive framework for export taxes for MARA.
•Completed listing process for Yamana Gold in the London Stock Exchange
150.0% Fully exceeds expectations

2020 short-term incentive awards
Short-term incentive awards were determined based on the corporate performance score (see page 69) and individual performance scores (see page 74), which were then reviewed for alignment to the company's relative 1-year total shareholder return performance against company peers.

The company's 1-year total shareholder return position against peers was above the median at the 65th percentile and therefore no downward adjustment was applied to the final STI score.

For 2020, Mr. Marrone’s calculated short-term incentive award was $2,841,986, equal to 139.5% of the 125% target (174% of salary). However, following a further review of company performance, in particular total shareholder return over the past five years, within the context of informed judgment, with concurrence between Mr. Marrone and the board, Mr. Marrone elected to receive an actual short-term incentive award of $1,705,191 (105% of salary), equal to 60% of the calculated value.

	Base salary ($)	x	Incentive target (% of base salary)	x	Corporate score (see page 69)			+	Individual score (see page 74)			=	Total Score	TSR Modifier	Final STI Score	Calculated award value ($)	=	Actual award value ($)
Peter Marrone	1,629,813		125		139.5	70%	97.7		139.5	30%	41.9		139.50	No impact	139.50	2,841,986		1,705,191
Daniel Racine	1,030,000		125		139.5	70%	97.7		139.5	30%	41.9		139.50	No impact	139.50	1,796,063		1,796,063
Jason LeBlanc	401,700		100		139.5	70%	97.7		139.5	30%	41.9		139.50	No impact	139.50	560,372		560,372
Yohann Bouchard	401,700		100		139.5	70%	97.7		150.0	30%	45.0		142.65	No impact	142.65	573,025		573,025
Gerardo Fernandez	401,700		100		139.5	70%	97.7		150.0	30%	45.0		142.65	No impact	142.65	573,025		573,025

Long-term incentive awards

Long-term incentive awards are based on an assessment of leading performance indicators, within a range of 50% to 150% of a named executive’s target award, calculated as a percentage of base salary.

Target grant values are defined for each named executive (expressed as a percentage of base salary), with reference to the market median of our industry peer group for expected levels of performance.

We use the following formula to determine the value of each executive’s long-term incentive grant. Historically the board has not considered the value of outstanding awards when setting the value for new grants:

2020 suite of leading performance indicators

The illustration below encapsulates the four categories of leading performance indicators: Financial, Operational, People and Growth.

Financial

- Cash flow returns on invested capital and internal rates of return
- Generation of cash flow, free cash flow and efforts towards improvements in cash flow and free cash flow
- Material improvements to balance sheet

Operational

- Reputation and license to operate
- Community, safety and sustainability
- Reliability of planning and operations
- Optimizations and improvements to operations
- Balance between production and costs
- Mitigation of risk

People

- Refinement of organizational structure
- Succession planning for key roles
- Unplanned/voluntary turnover
- Retention and attraction of talent

Growth

- Mine site development / exploration
- Future extension of mineral reserve life and ounces of measured and indicated mineral resources and inferred mineral resources
- Progress of capital projects (milestone achievements)
- Execution of the longer-term business strategy

Other considerations: Commodity price environment, Yamana's share price, total shareholder return

The following summarizes the review of corporate long-term performance.

Financial – An important long-term objective of Yamana continues to be the improvement of overall financial performance and, in particular, the maximization of cash return on invested capital along with the maximization of shareholder returns.
Operational – Our objective continues to be to mine effectively, profitably, and safely.
Strong financial position
•Yamana's financial position continues to be strong and is expected to improve further into 2021.
Delivered on financial results
•Mine Operating Earnings in excess of $550 million, excluding costs related to COVID-19 or other non-recurring charges, representing an increase of over 50% over the prior year, positively impacting net earnings for the year.
•Strong cash flows from operating activities before change in net working capital of approximately $689 million, representing an increase of approximately $100 million over the prior year, despite additional costs incurred associated with the pandemic.
•Cash balances increased to approximately $428 million, excluding cash acquired on the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure. This represents a significant increase in comparison to roughly $159 million as of the end of the prior year, despite the scheduled debt repayment that occurred during the year of approximately $56 million.
Improved financial flexibility and reduced net debt from strong cash flow results
•Total debt decreased by approximately $54 million, but importantly, net debt decreased by over $323 million during 2020, continuing the trend established during 2019.
•Net debt decreased as a result of increased cash balances primarily attributable to the significant increase in cash flows, despite the operational issues faced in light of the ongoing COVID-19 pandemic.
Maximizing cash returns to shareholders through sustainable dividends
•The company has employed a gradual and progressive approach to dividend increases as its cash balances continue to increase from free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments.
•The company increased its dividend every quarter during the year, and the fourth quarter dividend of $0.02625 per share (annual $0.105 per share) reflects a dividend that is 425% higher than just 18 months ago.
•The company modified its dividend policy such that it will no longer provide a range for its dividend on a per GEO basis, with future dividend increases above the new floor of $100 per GEO based entirely on the cash flow and cash generation capacity of the company. As cash flows and cash balances increase, the dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows.
•Following Yamana's initial capital spending and development phase from 2003 to 2006, the company has consistently paid dividends since 2007. As of the date of this report, dividends have aggregated to nearly $1 billion paid over 13 years.

Yamana recognizes the importance of striving to meet and exceed our corporate social responsibility objectives and the role these efforts have in delivering on our overall objective of creating value for all stakeholders. Recent highlights include:
•Company-wide response to COVID-19 has: exemplified our emergency response capabilities; demonstrated our ability to protect employees through medical protocols, which minimized employees contracting the virus; contained and managed COVID-19 cases when identified; and provided assistance to communities' basic needs for COVID-19 response.
•Year-over-year improvement in reducing injuries with a Total Recordable Injury Frequency Rate decrease of 35% over the past 4 years.
•Achieved a fifth year with no material environmental or social incidents.
•Completed the first year requirement for implementing the Responsible Gold Mining Principles and Toward Sustainable Mining program. Continued assurance of Conflict Free production, certification to the Cyanide Code, and maintaining strong environmental and safety management systems.
•Our social license to operate index continues to reflect the strong trust and acceptance of the work we do at sites, and demonstrates the positive response from communities for both our COVID-19 efforts, as well as our total contributions to communities.
•Annual improvements in our performance and disclosure has provided for positive rankings by various ESG rating firms and other. By example, rated top materials in Scotia ranking and second in Credit Suisse recent reports.

Production budget met or exceeded
•Met consolidated 2020 production budget for gold and exceeded budget for silver, despite the operational difficulties introduced as a result of the COVID-19 pandemic. Silver production significantly outperformed at 4% higher than budget.

Operational highlights
•Jacobina: All-time high full year production of 177,830 ounces, exceeding budget by nearly 5%.
•El Peñón: Highest yearly production since rightsizing the operation in late 2016. Gold production for full year production was 160,824 ounces. Further, silver production of 4.9M ounces exceeded budget by 20.9%.
•Canadian Malartic: Produced 284,317 ounces (50% basis) for the year, exceeding budget by 3.1%.
•Minera Florida: Produced 89,843 ounces of gold for the year, exceeding budget by 7.6%, the highest production levels since 2016.
•Cerro Moro: For the year, Cerro Moro was heavily impacted by the high number of COVID-19 cases in Argentina, including an increase in cases in communities near the operation. While the mine operated continuously during the year subsequent to the government-mandated shutdown in March, travel protocols were tightened and rosters significantly reduced to protect the health and safety of employees and communities. Challenges related to COVID-19 have persisted in the first quarter of 2021, but the company expects the situation to normalize as the vaccination program ramps up in Argentina.
The strong track record established by the company on operations together with strengthened mine plans and mining mostly developed reserves, support the view that strong operational performance will continue for the next several years.

People –Yamana strives to ensure that it possesses high quality leadership in each critical function, working together in an integrated and effective manner.	Growth – Our objective is to maximize quality growth of production for the purpose of significant increases in cash flow.

COVID-19
•Together with input from Human Resources, Health & Safety, and external medical advisors, the company quickly mobilized to establish best practice protocols to protect our employees across all areas of the company, including corporate/regional offices and operational sites. We established and maintained seamless work from home policies for all non-operational employees to ensure ongoing operational performance with no disruptions to financial/non-financial reporting timelines. The COVID-19 emergency response was executed to minimize the number of employees (and their families) from contracting the virus, containing and effectively managing cases in the workplace when identified, and providing assistance to the communities in which we operate regarding basic needs and assisting in the dissemination of education about how to prevent the spread.

Communication
•2020 was a significant year for relating to the growth and maturity of the company’s internal communication efforts with its employees. The COVID-19 pandemic was partly responsible for the increased volume and use of alternate communication channels, including the use of key message videos from senior leadership, internal “virtual” employee Town Halls hosted by senior management throughout the organization, provision of critical “real-time” Q&A’s with important safety protocol information, and the development of a new virtual platform to foster on-going connections between employees during extended periods or work from home arrangements and/or lockdowns. The company significantly increased its social media efforts throughout all host countries in 2020, creating additional opportunities to reach out and reinforce key messages about the company, its community engagement activities, and the importance of adhering to established COVID-19 prevention protocols. Social media activity also included the successful launch of the Executive Chairman’s blogs, titled “Perspectives.”

Implemented supervisor training
•The Leadership, Excellence & Development program (LEAD), launched to 400 front line supervisors across the organization in 2018. The program aims to provide a consistent and focused curriculum to develop skills in effective leadership, operational efficiency and health & safety. Despite the challenges encountered with the COVID-19, the program progressed and remained on track in 2020. Highlights of the program in 2020 include positive feedback and engagement from participants in response to the virtual sessions, as the topics included building resilience in leadership comprising the COVID-19 challenges. Jacobina completed the program and conducted virtual graduation ceremonies for over 100 participants in October.

Completed broad based succession planning
•Completed an annual enterprise-wide succession planning exercise across all operations, corporate functions and exploration and utilized an assessment to detect the strengths/weaknesses within each group and identify employees with higher potential for advancement. Individual development plans were established for those identified.
Focus on diversity and inclusion
•The diversity and inclusion strategy and framework aimed to promote awareness, build and maintain a diverse workforce and cultivate an inclusive culture was launched in Q1 2020 with the company-wide initiative of Profile of Women at Yamana to commemorate International Women's Day. There were also major accomplishments achieved throughout our operations such as mine equipment inspection to assess equipment that could be operated by women, local production of appropriate uniforms for women, increased recruitment of female workers in mining positions, and partnering with local associations to support diversity and inclusion initiatives.

Delivered significant exploration updates and discoveries
•Announced positive drill results from infill and expansion drilling on the East Gouldie deposit at Canadian Malartic. Drilling resulted in an increase of inferred mineral resources (50% basis) by 1.8 million ounces of gold demonstrated a very high degree conversion from the potential mineral inventory, maintaining both grades and tonnes. The zone remains open along strike and to depth
•Announced significant exploration updates at Jacobina, El Peñón and Minera Florida. The discovery of Colorada Sur as well as results from La Paloma and Pampa Campamento are generating new sectors of the mine with good widths and strong lateral vein continuity that remain open for further resource development.

Mineral reserves, mineral resources
•Mineral reserves for gold at YE 2020 remained stable on a consolidated basis at the five 100% YRI mines. Strong reserve growth after depletion of 314,000 ounces of gold at Jacobina and full depletion replacement at El Peñón for the third year in a row offset depletion at Canadian Malartic, Cerro Moro and minor depletion at Minera Florida.
•Inferred mineral resources saw strong growth (27%) of 2.185 million ounces of gold on a consolidated basis at all five mines, largely driven by East Gouldie at Canadian Malartic, although resource expansions at Jacobina, El Peñón and Minera Florida gave a consolidated growth of 6% in inferred resources at the four 100% Yamana owned sites, providing an excellent platform for future mineral reserves.
Completed and advanced strategic initiatives
•Completed the acquisition of Monarch Gold in Quebec, Canada, adding the Wasamac and Camflo properties to the Yamana Portfolio, closing in late January 2021.
•Agua Rica: Completed an update of the Feasibility Study that has demonstrated significant improvements in value (NPV) and a reduction of risks in several areas. Further optimizations during the Feasibility Stage work has advanced optimization studies to unlock further value from processing and mine planning improvements continue to be developed for the Feasibility Study. Completed the formal joint venture agreement with Glencore and Newmont integrating Agua Rica with Alumbrera in Q4 2020.

2020 Gold
•Mineral reserve depletion was replaced with new mineral reserve growth of 0.3% on a consolidated basis.
•Inferred mineral resources increased by 27% on a consolidated basis and with modest increases at El Peñón, Jacobina and Minera Florida showing growth of 6% on a consolidated basis at the four 100% Yamana operated mines.
•El Peñón's gold mineral reserves replaced 2020 depletion and exploration success on Colorada Sur, La Paloma and Pampa Campamento have provided new areas where principal veins add significant new reserves and resources and demonstrate further expansion potential. Gold inferred mineral resources increased by 16% compared to 2019. Mineral reserve grades showed a modest increase of 0.2%.
•Jacobina reported a 13% increase to mineral reserves although with slightly lower grades (-4%) due to inclusion of lower grade parallel reefs at Canavierias. Inferred resources at Jacobina grew by 6%, while measured and indicated resources grew by 14%. Exploration success in the Canavieiras sector continues to add reserves and resources in the highest grade part of the mine while new resources in the Joao Belo Sur area add a new component to the mine with excellent long term growth potential.

Determining the awards

The board set the grant value of long-term incentives at 100% of target. While there were notable achievements, which are expected to increase shareholder value over a longer-term horizon, there was a discretionary downward adjustment to long-term incentive grant values based on comparison of three and five-year relative total shareholder return compared to mining industry peers.

The company’s three-year total shareholder return was above the median of our mining industry peers, resulting in a low concern and therefore no adjustment. The five-year total shareholder return value was in the bottom quartile, resulting in a high concern and therefore a downward adjustment to the long-term incentive score. Grants were reduced by 12.5% resulting in a final long-term incentive score of 87.5% of target.

2020 long-term incentive grant

Based on the performance results described above, the board approved long-term incentive grants for 2020 at 87.5% of target for each named executive.

For Mr. Marrone, the calculated grant value was $3,208,694 after taking into account the TSR modifier, equal to 87.5% of his 225% target (197% of his salary). However, following a further review of company performance, in particular the comparison of 5-year relative total shareholder return against company peers, within the context of informed judgment, with concurrence between Mr. Marrone and the board, Mr. Marrone elected to receive an actual long-term incentive award of $2,566,952, equal to 80% of the calculated grant value.

Mr. Racine received a long-term incentive award of $2,027,810; after the application of the TSR modifier, the final value was equal to 87.5% of his 225% target (197% of his actual salary) (see page 81).

The table below shows the calculated 2020 long-term incentive grants awarded to the named executives for 2020 and the allocation to PSUs and RSUs.

	Base salary ($)	Target grant (% of base salary)	Performance score			Calculated grant ($)		Mix of vehicles (% of total)
				TSR modifier	Funding level		Actual grant ($)[1]	PSUs	RSUs	Stock options	DSUs
Peter Marrone	1,629,813	225%	100%	(12.5)%	87.5%	3,208,694	2,566,952	50%	50%	—	—
Daniel Racine	1,030,000	225%	100%	(12.5)%	87.5%	2,027,813	2,027,810	50%	50%	—	—
Jason LeBlanc	401,700	150%	100%	(12.5)%	87.5%	527,231	527,238	50%	50%	—	—
Yohann Bouchard	401,700	150%	100%	(12.5)%	87.5%	527,231	527,238	50%	50%	—	—
Gerardo Fernandez	401,700	150%	100%	(12.5)%	87.5%	527,231	527,238	50%	50%	—	—

Notes
1. Mr. Marrone elected, and the board agreed, to receive a reduced long-term incentive award equal to $2,566,952 (80% of the calculated grant value), split equally between PSUs and RSUs. See page 74 for the Executive Chairman’s performance score.
2. See page 74 for the President and CEO’s performance score.

2020 PSU awards
The 2020 PSU awards will vest at the end of 2023, based on Yamana’s three-year cumulative total shareholder return compared to the S&P/TSX Global Gold Index.

Performance	Yamana’s cumulative three-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25% points below index	0%
Threshold	25% points below index	50%
Target	matches index	100%
Maximum	50% points above index	200%

The number of units that vest will be determined using the scale in the table to the left. If performance is between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target. The amount includes any additional units issued as dividend equivalents for dividends paid on our common shares during the performance period.

The award will be paid out in cash, calculated by multiplying the number of units that vest by the volume-weighted average share price of Yamana common shares for the five trading days immediately before the last day of the performance period.

If our three-year TSR is negative, vesting is capped at target, regardless of our relative performance compared to the market index.

CEO COMPENSATION PROFILE

Daniel Racine was appointed President and Chief Executive Officer in August 2018 and previously served as Executive Vice President, Chief Operating Officer. Mr. Racine brings extensive operating and leadership experience to the role. A registered mining engineer, he has spent over 25 years in senior executive roles in global mining operations. Mr. Racine joined Yamana in 2014.

2020 leadership and performance

Mr. Racine led Yamana's operational performance through a challenging and complex business environment associated with the COVID-19 pandemic, while continuing to advance the long-term strategy of creating value for shareholders.

As part of these efforts, 2020 performance met or exceeded objectives across a number of key metrics and tactical priorities, which include but are not limited to the following:

•met full year revised guidance for total gold and silver production
•delivered production at costs in line with or better than budget
•substantially increased CROIC and demonstrated a continually improved ability to earn increasing returns on assets
•delivered exploration success by substantially increasing Mineral Reserves and significantly increasing Mineral Resources
•promoted the company's goal of One Team, One Goal: Zero and continuing efforts for strong community relations, managing social license to operate and building the company's reputation as a responsible corporate citizen

2020 compensation decisions
Mr. Racine’s total direct compensation for 2020 was $4,853,873, or 5% higher than his target direct compensation of $4,635,000.

Mr. Racine’s 2020 compensation includes a short-term incentive award of $1,796,063 and a long-term incentive grant of $2,027,810 allocated 50% to PSUs and 50% to RSUs, consistent with our policy for long-term incentive awards.

Actual ($)		vs. 2020 CEO target
2020 total direct compensation	$4,853,873	105%

The table below compares Mr. Racine’s target CEO compensation for 2020 to his actual compensation for the year.

Elements of compensation		2020 CEO target compensation ($)	2020 actual ($)
Base salary		1,030,000	1,030,000
Short-term incentive[1]	% of salary	125%	174%
	in cash ($)	1,287,500	1,796,063
Long-term incentive	% of salary	225%	197%
	in cash ($)	2,317,500	2,027,810
Total direct compensation		4,635,000	4,853,873
Pension[2]		347,625	423,909
All other compensation[3]		76,232	134,972
Total compensation		5,058,857	5,412,754

Notes
1. Short-term incentive award reflects a corporate score of 139.5% of target (70% weight) and an individual performance score of 139.5% (30% weight).
2. Pension value includes 15% of cash compensation (base salary + actual short-term incentive award).
3. All other compensation includes the total value of perquisites provided. ‘Target’ value is the three-year average of actual values disclosed for 2017 to 2019.

Compensation look back

The table below compares the value of total direct compensation awarded to Mr. Racine for each of the past three years (as reported in each year's summary compensation table since he was appointed President and CEO) to its realized and realizable value as at December 31, 2020.

What he actually realizes can vary significantly from year to year based on changes in share price, when the equity-based incentives vest and outstanding stock option awards are exercised. On December 31, 2020 the average realized and realizable value of total direct compensation he was awarded from 2018 to 2020 was 31% higher than the average of his original award. This compares to the average shareholder return of 89% over the same performance periods.

Year	Total direct compensation awarded ($)	Compensation realized and realizable as at December 31, 2020
		Performance period	Dollar value ($)	Difference (%)	TSR (%)
2018	2,577,694	3 years: Jan 1 2018 to Dec 31, 2020	3,845,353	49	92
2019	4,629,125	2 years: Jan 1 2019 to Dec 31, 2020	5,778,325	25	132
2020	4,853,873	1 year: Jan 1 2020 to Dec 31, 2020	5,819,485	20	44
			Average (%)	31	89

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

Since inception in July 2003, Yamana has taken a long-term view of performance. During the 17-year period to the end of December 2020, a long-term shareholder has experienced a cumulative return of 565%, or 11.8% on an annualized basis, with significant market volatility over shorter-term periods.

As illustrated by the graph below, we have experienced several cycles of significant over performance and shareholder return relative to our peers. The last few years have seen a decline consistent with the global gold industry. As we start a new cycle and take a longer-term view, we believe there is significant opportunity to increase shareholder value in the future through continued focus on safe and reliable production, higher operating margins, higher cash flows, and effective investment of capital.

The graph below shows the five-year return of $100 invested in Yamana common shares on December 31, 2015 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index and Yamana’s mining industry peer group, assuming reinvestment of dividends. It also compares our share performance to total direct compensation (base salary + short-term incentives + long-term incentives) disclosed for named executives in the summary compensation table for the relevant year.

Total compensation paid to our named executives has closely tracked our TSR performance over time:

•remaining relatively consistent between 2015 and 2018
•increasing in 2019 and 2020 consistent with our TSR performance.

Named executives
2015: Peter Marrone, Charles Main, Darcy Marud, Greg McKnight, Sofia Tsakos
2016: Peter Marrone, Charles Main, Daniel Racine, Darcy Marud, Greg McKnight
2017: Peter Marrone, Jason LeBlanc, Daniel Racine, Greg McKnight, Yohann Bouchard, Charles Main
2018: Peter Marrone, Daniel Racine, Jason LeBlanc, Greg McKnight, Yohann Bouchard
2019: Peter Marrone, Daniel Racine, Jason LeBlanc, Yohann Bouchard, Gerardo Fernandez
2020: Peter Marrone, Daniel Racine, Jason LeBlanc, Yohann Bouchard, Gerardo Fernandez

At December 31	2015	2016	2017	2018	2019	2020
S&P/TSX Composite Index	$100.00	$121.08	$132.08	$120.34	$147.83	$156.11
S&P/TSX Global Gold Index	$100.00	$150.96	$153.00	$147.73	$208.75	$254.87
Peer group average (see page 63 for details)	$100.00	$224.94	$298.08	$304.50	$406.72	$471.53
Yamana Gold Inc.	$100.00	$149.44	$156.50	$129.15	$208.79	$299.74
Total direct compensation for named executives (000s)	$8,441	$9,963	$10,348	$10,923	$14,804	$15,249

Pay for performance compared to our peers The graph to the right shows how we rank against our mining industry peers when comparing the percentile ranking of the three-year average total direct compensation for Yamana’s CEO and our annualized TSR for 2018 to 2020. This analysis illustrates that for 2020, we were above the zone of alignment, with 3-year TSR performance positioned at the 92nd percentile of our mining industry compensation peer group. This compared to our 3-year CEO compensation positioned us at the 42nd percentile.

Total direct compensation includes salary, the short-term incentive and long-term incentive awards for 2018 and 2019 as disclosed in the summary compensation table in the management proxy circulars of the various companies. For peer companies, 2019 data has been used as a proxy for 2020 compensation information that has not been publicly disclosed as of the date of this circular. CEO compensation is in Canadian dollars and, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate, for the respective year. Three-year TSR is from January 1, 2018 to December 31, 2020, based on 30-day average share prices for December 2017 for the starting share prices, and for December 2020 for the ending share prices.

Share ownership, interests directly aligned with shareholders
Mr. Racine is an investor in Yamana and he continues to focus on our long-term success. As at February 19, 2021, Mr. Racine held Yamana equity, including common shares and RSUs, with a total market value of $4,515,617, and a book value of $4,352,094, which is equivalent to 4.4x his base salary.

The table below shows the details of Mr. Racine’s equity ownership. Market value is based on Cdn$5.56, the closing price of Yamana common shares on the TSX on February 19, 2021 and converted to US dollars using the closing exchange rate on that day of Cdn$1.00 = $0.7928.

Number held			Market value			Total market value	Total book value	Share ownership requirement	Meets share ownership requirements	Multiple of base salary
Common shares	DSUs	RSUs	Common shares	DSUs	RSUs
572,653	–	451,761	2,524,254	–	1,991,362	4,515,617	4,352,094	3x	Yes	4.4

2020 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended December 31, 2020, 2019 and 2018.

Name and principal position					Non-equity incentive plan compensation
	Year	Salary[1]	Share-based awards[2]	Option-based awards[3]	Annual incentive plans	Long-term incentive plans	Retirement Savings Plan	All other compensation[4]	Total compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone Executive Chairman[6]	2020	1,629,813	2,566,952	—	1,705,191	—	670,770	333,340	6,906,066
	2019	1,582,342	2,136,162	—	2,170,726	—	562,960	240,625	6,692,815
	2018	1,551,316	600,000	—	2,181,067	—	559,857	245,022	5,137,262
Daniel Racine President and Chief Executive Officer[5]	2020	1,030,000	2,027,810	—	1,796,063	—	423,909	134,972	5,412,754
	2019	1,000,000	1,800,000	—	1,829,125	—	424,369	107,580	5,161,074
	2018	662,069	1,015,625	—	900,000	—	234,310	67,614	2,879,618
Jason LeBlanc Senior Vice President, Finance and Chief Financial Officer	2020	401,700	527,238	—	560,372	—	144,311	60,470	1,694,092
	2019	390,000	468,000	—	570,687	—	144,103	52,955	1,625,745
	2018	341,445	384,126	—	400,969	—	111,362	35,551	1,273,453
Yohann Bouchard Senior Vice President, Operations	2020	401,700	527,238	—	573,025	—	146,209	64,921	1,713,094
	2019	390,000	468,000	—	570,687	—	144,103	54,215	1,627,006
	2018	368,477	427,500	—	465,625	—	125,115	50,318	1,437,036
Gerardo Fernandez Senior Vice President, Corporate Development	2020	401,700	527,238	—	573,025	—	146,209	68,701	1,716,874
	2019	390,000	468,000	—	570,687	—	144,103	50,649	1,623,439
	2018	380,000	427,500	—	427,408	—	121,111	46,869	1,402,888

Notes
1. Salaries:
•2020 salaries for Peter Marrone, Daniel Racine, Jason Leblanc, Yohann Bouchard, and Gerardo Fernandez reflect a moderate increase of 3%, commensurate with prevailing market conditions.
•2019 salary for Peter Marrone reflects a moderate increase of 2%. The increase for Daniel Racine is a result of his promotion to the role of President and CEO. The increase for Jason LeBlanc of 14.2% reflects the appropriate positioning of his base salary in relation to his transition to the CFO role. Increases for Yohann Bouchard and Gerardo Fernandez reflect adjustments that are commensurate with prevailing market conditions.
•2018 salaries were moderately increased by 3% for Peter Marrone and Jason LeBlanc. The salary for Daniel Racine was increased as a result of his promotion to President and CEO in August 2018, and the salary for Yohann Bouchard was adjusted to reflect the change in management construct that amalgamated all operational sites under his portfolio and resulted in increased responsibilities as of August 2018.

2. Share-based awards:
•2020 awards
January 26, 2021 awards were granted in US dollars. The number of units was calculated using Cdn$6.54, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7851 on January 25, 2021.

February 10, 2021 awards were granted in US dollars. The number of units was calculated using Cdn$6.24, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7862 on February 9, 2021.

	January 26 and February 10, 2021 (for entitlement in 2020)
	PSUs	RSUs
Peter Marrone	252,309	252,309
Daniel Racine	199,316	199,316
Jason LeBlanc	51,823	51,823
Yohann Bouchard	51,823	51,823
Gerardo Fernandez	51,823	51,823

•2019 awards
February 12, 2020 awards were granted in US dollars. The number of units was calculated using Cdn$5.20, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7523 on February 11, 2020.

	February 12, 2020 (for entitlement in 2019)
	PSUs	RSUs
Peter Marrone	292,832	292,832
Daniel Racine	242,576	242,576
Jason LeBlanc	63,070	63,070
Yohann Bouchard	63,070	63,070
Gerardo Fernandez	63,070	63,070

•2018 awards
February 13, 2019 awards were granted in US dollars. The number of units was calculated using Cdn$3.45, the closing price of Yamana common shares on the TSX on the last trading day before the grant, and converted to US dollars using the closing exchange rate of Cdn$1.00 = $0.7548 on February 12, 2019.

	February 13, 2019 (for entitlement in 2018)
	PSUs	RSUs
Peter Marrone	115,200	115,200
Daniel Racine	195,000	195,000
Jason LeBlanc	73,752	73,752
Yohann Bouchard	82,080	82,080
Gerardo Fernandez	82,080	82,080

3. Option-based awards:
No stock options were granted to the named executives in 2018, 2019 or 2020.
4. All other compensation: Includes perquisites and other taxable benefits (some of which were not used due to the pandemic), but does not include DSUs, PSUs or RSUs received as dividend equivalents. Other compensation in 2020 is modestly higher than usual to accommodate working from home and other implications of the COVID-19 pandemic.
5. Mr. Racine’s 2018 base salary was increased to $900,000, as a result of his appointment to President and CEO in August 2018. The salary shown is a mix of his base salary as Executive Vice President, Chief Operating Officer for seven months and as President and CEO for five months of 2018.
6. Mr. Marrone was appointed Executive Chairman in August 2018.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1,2]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
Year	($)	(%)	(%)	(%)
2020	17,442,879	2.6	2.5	0.40
2019	16,730,078	2.1	2.8	0.40
2018	12,567,714	2.1	2.8	0.29
2017	11,896,605	2.0	2.6	0.28
2016	11,555,786	5.2	1.8	0.26
Average	14,038,612	2.8	2.5	0.33

Notes
1. Non-GAAP measure. See page 98 for more information.
2. 2016-2018 & 2020 EBITDA have been adjusted to exclude discontinued operations and one-time, non-cash impairment and impairment reversal charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2020. All amounts are in US dollars and have been converted from Canadian dollars based on the closing exchange rate of Cdn$1.00 = $0.7854 reported by the Bank of Canada on December 31, 2020.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	—	—	—	—	873,855	4,989,731	16,618,322
Daniel Racine	50,944	4.16	Jan 12, 2022	78,963	903,117	5,156,818	—
Jason LeBlanc	33,316	4.16	Jan 12, 2022	51,640	302,964	1,729,931	—
Yohann Bouchard	—	—	—	—	320,659	1,830,970	—
Gerardo Fernandez	60,732	4.16	Jan 12, 2022	94,135	318,575	1,819,070	—

Notes
Option-based awards
•Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($3.88) per share, vested one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expire on January 12, 2022.
•Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$7.27 ($5.71) on the TSX on December 31, 2020.

Share-based awards
•Represents PSUs, RSUs and DSUs for Mr. Marrone and RSUs and PSUs for the other named executives.
•Market or payout values are calculated using the closing price of Yamana common shares of Cdn$7.27 ($5.71) on the TSX on December 31, 2020.

Value of awards vested or earned in 2020

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2020. All amounts are in US dollars and have been converted from Canadian dollars based on the closing exchange rate of Cdn$1.00 = $0.7854 reported by the Bank of Canada on December 31, 2020.

	Option-based awards – Value vested during the year	Share-based awards – Value vested or earned during the year	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Peter Marrone	—	733,232	1,705,191
Daniel Racine	—	638,270	1,796,063
Jason LeBlanc	—	315,765	560,372
Yohann Bouchard	—	340,656	573,025
Gerardo Fernandez	—	350,752	573,025

Notes
Option-based awards
•Option awards are calculated using the Black-Scholes option pricing model and calculated under IFRS.
Share-based awards
•Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date, and then converted into US dollars using the exchange rate noted above.
•Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or ceases to be employed by the company.
Non-equity incentive plan compensation
•The annual cash short-term incentive paid to each named executive (see the Summary compensation table on page 86 for more information).

Value of options exercised in 2020

This table shows the stock options the named executives exercised in 2020. None were exercised in 2020.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Yohann Bouchard	—	—	—	—	—
Gerardo Fernandez	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2020.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Plan category	(#)	($)	(#)
Equity compensation plans (approved by shareholders)	256,348 (options YRI) 2,494,496 (RSUs)	Cdn$5.30 (options YRI) Cdn$4.36 (RSUs)	4,953,665 (options YRI) 7,425,192 (RSUs)
Equity compensation plans (not approved by shareholders)	nil	nil	nil
Total	256,348 (options YRI) 2,494,496 (RSUs)	Cdn$5.30 (options YRI) Cdn$4.36 (RSUs)	4,953,665 (options YRI) 7,425,192 (RSUs)

The next table shows the dilution, overhang and burn rate of outstanding options for the last three fiscal years as at December 31 of each such year.

No options were granted in 2018, 2019 or 2020. We do not re-load the number of stock options available for issue (see page 91 to read more about stock options).

	2020	2019	2018
Dilution Total number of options outstanding divided by total number of common shares outstanding	0.03%	0.14%	0.18%
Overhang Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	0.55%	0.57%	0.56%
Burn rate Total number of options issued in a fiscal year, divided by total number of common shares outstanding	—%	—%	—%

The compensation committee reviews the equity incentive plans regularly as part of its oversight responsibilities of Yamana’s compensation program. Any changes must be reviewed and approved by the board.

Restricted share units

Eligibility	•Full-time employees and eligible contractors of Yamana or an affiliate
Payout	•Participants receive one Yamana common share for each RSU that vests •The market value of the common shares is based on the closing price of a Yamana common share on the TSX on the vesting date
Dividend	•Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares
Transferability	•Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant
Reserved for issue	•A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1% of our total issued and outstanding common shares as of March 23, 2021
Reserve pool
•As of March 23, 2021, there were 2,283,078 RSUs outstanding for the issue of common shares
•These represent approximately 0.24% of our total issued and outstanding common shares
•The total remaining shares available to be issued under the RSU plan is 6,177,588, which represents the total reserve for issue, minus the RSUs outstanding and previously vested RSUs
•The RSU plan does not re-load the number of RSUs available for issue
•If RSUs have been cancelled or terminated without a common share having been issued, the RSU will be available again. This is not re-loaded because a share has not been issued.

Amendments with approval
We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:
•Change the number of securities that can be issued under the plan
•Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders
•Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders
•Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval
The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:
•Housekeeping changes
•Adding or changing the vesting provisions of an RSU or the plan
•Changing the termination provisions of an RSU or the plan
•Making a change to comply with securities laws
•Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options
Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	•Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)
Payout
•Options can be exercised after they vest but expire up to 10 years as set by the board
•The exercise price is set by the board and must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant
•We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan
•If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	•Do not earn dividend equivalents
Transferability	•Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised
Reserved for issue	•Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6% of our total issued and outstanding common shares as of March 23, 2021
Option pool
•As of March 23, 2021, there were options to purchase 256,348 common shares, outstanding and exercisable under the Yamana share incentive plan
•These represent approximately 0.03% of our total issued and outstanding common shares
•The total remaining shares available to be issued under the Yamana share incentive plan is 4,868,641, which represents the total reserved for issue, minus the options available for exercise and the previously exercised options
•The plan does not re-load the number of stock options available for issue
•If options are surrendered, terminated or expire without being exercised, new options may be granted covering the common shares not purchased under the lapsed options. This is NOT an option re-load because a share has not been issued.

Outstanding options
•The plan provides for a total maximum reserve of 5% of our issued and outstanding common shares that can be issued to any person
•The maximum number of common shares that can be issued to insiders under all security-based compensation arrangements, is 10% of the total issued and outstanding common shares

Amendments	•Either the board or committee can change or terminate the plan at any time
Amendments with approval
•The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:
–Change the number of securities that can be issued under the plan
–Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders
–Add any form of financial assistance
–Change a financial assistance provision to make it more favourable to participants
–Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve
–Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company
–Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2020	–	952,620,947	—
2019	–	950,483,183	—
2018	–	949,341,830	—

See Termination and double trigger change of control on page 94 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009. The President and CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2020 retirement benefits
In 2020, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. Executive vice presidents and senior vice presidents or equivalent receive 15% of their annual base salary and annual short-term incentive award.

For 2020, we contributed 15% of the President and CEO’s annual base salary and actual short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:
•group registered retirement savings plan
•non-registered retirement savings plan.

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($27,230 in 2020) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2020.

	Accumulated value at start of year	Compensatory	Accumulated value at year end
Name	($)	($)	($)
Peter Marrone	8,216,594	670,770	8,887,364
Daniel Racine	1,171,596	423,909	1,595,505
Jason LeBlanc	591,553	144,311	735,864
Yohann Bouchard	453,939	146,209	600,148
Gerardo Fernandez	392,714	146,209	538,923

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs / PSUs
Peter Marrone	Three months	Three times sum of annual salary plus bonus	Two times sum of annual salary plus bonus	Comparable to current medical benefits for a period of three years for termination and 0.25 times annual salary for change of control	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	Vested at time of grant (DSUs) Immediate vesting (RSUs) Survive for term (PSUs)
Daniel Racine	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs) Vested at time of grant (DSUs)
Jason LeBlanc	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Yohann Bouchard	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Gerardo Fernandez	90 days	Two times sum of annual salary plus two-year average annual bonus	Two times sum of annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting (RSUs)
Notes
Severance on termination
Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control
Paid on a change of control followed by a termination or other triggering event.

Benefits
Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination
The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2020.

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	4,889,439	12,816,429	30,336	17,736,204
Daniel Racine	2,060,000	3,625,188	15,388	5,700,576
Jason LeBlanc	803,400	1,131,059	19,920	1,954,379
Yohann Bouchard	803,400	1,143,712	15,388	1,962,500
Gerardo Fernandez	803,400	1,143,712	15,388	1,962,500
Total	9,359,639	19,860,100	96,420	29,316,159

All stock-based awards would vest as follows:
•DSUs and RSUs would be paid on termination
•PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way
•stock options would remain outstanding for 24 months.

The values of RSUs, DSUs and PSUs have been calculated using Cdn$7.27 (the closing price of Yamana common shares on the TSX on December 31, 2020). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	27,511,374
Daniel Racine	6,565,661
Jason LeBlanc	2,202,548
Yohann Bouchard	2,331,191
Gerardo Fernandez	2,316,040
Total	40,926,814

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2020. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal.

	Base salary	Annual bonus	Benefits	Total
Name	($)	($)	($)	($)
Peter Marrone	3,259,626	8,544,286	20,224	11,824,136
Daniel Racine	2,060,000	3,625,188	15,388	5,700,576
Jason LeBlanc	803,400	1,131,059	19,920	1,954,379
Yohann Bouchard	803,400	1,143,712	15,388	1,962,500
Gerardo Fernandez	803,400	1,143,712	15,388	1,962,500
Total	7,729,826	15,587,957	86,308	23,404,091

All stock-based awards would vest as follows:
•DSUs and RSUs would be paid on termination or triggering event
•PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way
•stock options would remain outstanding for 24 months.

The values of the RSUs, DSUs and PSUs have been calculated using Cdn$7.27 (the closing price of Yamana common shares on the TSX on December 31, 2020). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs / PSUs (Cdn$)
Peter Marrone	27,511,374
Daniel Racine	6,565,661
Jason LeBlanc	2,202,548
Yohann Bouchard	2,331,191
Gerardo Fernandez	2,316,040
Total	40,926,814

How we define change of control
The terms of a change of control vary by named executive according to the terms of their employment agreements.

The board compared the triggering events under the employment agreements to several peers. While many do not disclose the first triggering event, those that did varied in practice. Several companies apply a comparable threshold to the Executive Chairman although to book value rather than net asset value, which was considered a lower threshold to achieve. The board considered that there would be circumstances in which the higher threshold applied to book value would trigger a change of control, whereas the lower threshold on net asset value would not. The board has therefore concluded that Yamana's provisions are in line with good governance practices, and meet or exceed market practices.

Peter Marrone
A change of control means any of the following:
•an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding
•approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20% of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person
•the sale of at least 25% of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year
•approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:
– becomes insolvent or generally is not able to pay its debts as they become due
– confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors
– is involved in any proceeding seeking:
> to adjudicate it as bankrupt or insolvent
> liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors
> relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or
> any corporate action that authorizes any of the above.

Daniel Racine, Jason LeBlanc, Yohann Bouchard and Gerardo Fernandez
A change of control means any of the following:
•a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50% of the outstanding shares of the successor corporation after the transaction is completed
•the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50% of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)
•a resolution to wind up, dissolve or liquidate Yamana
•any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)
•the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or
•the board adopts a resolution that a change of control as defined above has occurred or is imminent.

4. Other information

Other information	94
Appendix - Charter of the Board of Directors	97

OTHER INFORMATION

Loans to directors and executive officers
We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2020 or as of the date of this circular.

In addition, none of our current or former directors, executive officers or employees have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information
You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2020, in our 2020 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

About non-GAAP and other measures and additional line items or subtotals in financial statements
We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These include:
•Cash costs per GEO sold;
•All-in sustaining costs per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold;

Yamana believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of Yamana. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

The reconciliations to the above-noted non-GAAP financial measures to the most directly comparable measure reported in the Consolidated Financial Statements can be found in our MD&A for the year ended December 31, 2020.

GEO production and sales
Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

Cash costs and all-in sustaining costs
Yamana discloses “cash costs” because it understands that certain investors use this information to determine our ability to generate earnings and cash flows for use in investing and other activities. Yamana believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. Yamana believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing Yamana's management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of Yamana's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.

Net debt
Yamana uses the financial measure "net debt ", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Yamana believes that in addition to conventional measures prepared in accordance with IFRS, Yamana and certain investors and analysts use this information to evaluate our performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. Cash related to the MARA Project is added back to the net debt calculation on the basis that the cash is specific to the MARA Project, and not available to Yamana for the purposes of debt reduction.

When the cash and cash equivalent balance exceeds the total debt, Yamana is in a "net cash" position.

Net free cash flow
Yamana uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. Yamana believes that in addition to conventional measures prepared in accordance with IFRS, Yamana and certain investors and analysts use this information to evaluate Yamana's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

Average realized metal prices
Yamana uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Yamana believes that in addition to conventional measures prepared in accordance with IFRS, Yamana and certain investors and analysts use this information to evaluate Yamana’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

Additional line items or subtotals in financial statements
Yamana uses the following additional line items and subtotals in the consolidated financial statements as contemplated in IAS 1: Presentation of Financial Statements:

•Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
•Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
•Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period to period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As Yamana uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
•Cash flows from operating activities before net change in working capital - excludes the movement from period to period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As Yamana uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

Yamana believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost items (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of Yamana’s cash flows from operating activities and are considered to be meaningful in evaluating Yamana's past financial performance or future prospects.

Forward-looking statement advisory
This circular contains forward-looking statements and forward-looking information under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to Yamana’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as plan, expect, budget, target, project, intend, believe, anticipate, estimate and other similar words, or statements that certain events or conditions may or will occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include Yamana’s expectations in connection with the production and exploration, development and expansion plans at Yamana's projects being met, the impact of proposed optimizations at Yamana’s projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, goal of meeting the 40% threshold of female directors, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in Yamana’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

Appendix
Charter of The Board of Directors

Dated as of January 14, 2020

1. General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2. Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3. Responsibilities

The Board’s responsibilities shall include:

•Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•Enhancing congruence between shareholder expectations, Company plans and management performance.

•Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•Satisfying itself as to the integrity of the Executive Chairman; the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•Obtaining periodic reports from management on the Company’s operations.

•Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•With the assistance of the Corporate Governance and Nominating Committee:

-     Developing the Company’s approach to corporate governance.

-     Reviewing the composition of the Board and ensuring it respects its independence criteria.

-     The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

-     Reviewing and approving annual disclosure of the Company’s corporate governance policies.

- Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

- Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

- Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•With the assistance of the Audit Committee:

- Ensuring the integrity of the Company’s internal controls and management information systems.

- Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.

- Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

- Reviewing the Company’s insurance program to ensure adequacy of coverage.

-    Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

- Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

- Assessing the independence of the auditors.

•With the assistance of the Compensation Committee:

- Reviewing and approving corporate goals and objectives relevant to the Executive Chairman and the Chief Executive Officer’s (“CEO”) compensation, evaluating the Executive Chairman and the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Executive Chairman and the CEO’s compensation level based on this evaluation.

- Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

- Reviewing executive compensation disclosure before the Company publicly discloses such information.

•With the assistance of the Sustainability Committee:

- Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

- Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

- Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4. Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.